Exhibit 2.1

AGREEMENT OF PURCHASE AND SALE

Among

VOLCOM, INC.

and

SKELLY ACQUISITION CORP.

and

ELECTRIC VISUAL EVOLUTION LLC

and

THE MEMBERS NAMED HEREIN

Dated: January 15, 2008

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE OF MEMBERSHIP INTERESTS	1
1.1 Purchase and Sale of Membership Interests	1
ARTICLE II PURCHASE PRICE AND RELATED MATTERS	1
2.1 Purchase Price	1
2.2 Payment of Company Subsidiary Amounts	2
2.3 Payment of Company Debt	2
2.4 Estimated Working Capital Statement	3
2.5 Final Working Capital Adjustment	3
2.6 Members’ Representative	5
2.7 Members’ Successors	6
2.8 Transfer Taxes	6
2.9 Withholding	6
ARTICLE III CLOSING	6
3.1 Time and Place	6
3.2 Deliveries	7
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8
4.1 Organization and Good Standing	8
4.2 Due Authorization; Enforceability	8
4.3 Capitalization	9
4.4 Company Subsidiaries	9
4.5 Third Party Approvals	10
4.6 Financial Condition	10
4.7 Tax Matters	14

-i-

4.8 Compliance with Applicable Laws; Governmental Matters	16
4.9 Environmental Compliance	16
4.10 Litigation	17
4.11 Property of the Company	17
4.12 Agreements	18
4.13 Labor and Employment Matters	20
4.14 Employee Benefits	21
4.15 Insurance	24
4.16 Suppliers and Customers	24
4.17 Banking Facilities	24
4.18 Broker	25
4.19 Noncontravention	25
4.20 Inventory	25
4.21 Books and Records	25
4.22 Foreign Corrupt Practices Act	25
4.23 Tangible Assets	26
4.24 Powers of Attorney	26
4.25 Guaranties	26
4.26 Disclosure	26
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE MEMBERS	26
5.1 Due Authorization; Enforceability	26
5.2 Title to Membership Interests	26
5.3 Adverse Agreements; Consents	26
5.4 No Adverse Litigation	27
5.5 Independent Analysis	27

-ii-

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT	27
6.1 Due Incorporation	27
6.2 Due Authorization; Enforceability	27
6.3 No Violation	28
6.4 Regulatory and Other Approvals	28
6.5 Broker	28
6.6 Financial Ability	28
6.7 Solvency	28
6.8 Investment Intent	28
6.9 Independent Analysis	28
ARTICLE VII OTHER COVENANTS	29
7.1 Maintenance of Business	29
7.2 Company’s Negative Covenants	29
7.3 Third–Party Notices and Consents	32
7.4 Governmental Notices and Consents	32
7.5 Maintain Records	32
7.6 Tax Covenants	33
7.7 Refunds and Credits	34
7.8 Access	34
7.9 Competing Transaction	35
7.10 Company Agents Indemnification and Insurance	36
7.11 Employee Benefits	36
7.12 Commercially Reasonable Efforts	37
7.13 Transition	37
7.14 Confidentiality	37

-iii-

7.15 Distribution of Company Payroll Contribution	38
ARTICLE VIII CONDITIONS TO CLOSING	38
8.1 Conditions to Obligations of the Purchaser, Parent and the Members	38
8.2 Conditions to Obligations of the Purchaser and Parent	39
8.3 Conditions to Obligations of the Company and the Members	41
ARTICLE IX INDEMNIFICATION	41
9.1 Survival	41
9.2 Indemnification	42
9.3 Limitations	43
9.4 Indemnification Procedures	45
ARTICLE X TERMINATION	48
10.1 Termination	48
10.2 Effect of Termination	49
ARTICLE XI MISCELLANEOUS	50
11.1 Confidentiality	50
11.2 Public Announcement	50
11.3 Notices	50
11.4 Modifications, Amendments and Waivers	52
11.5 Entire Agreement	52
11.6 Governing Law and Venue	52
11.7 Arbitration	52
11.8 Expenses	54
11.9 Binding Effect	55
11.10 Counterparts	55
11.11 Section Headings	55

-iv-

11.12 Severability	55
11.13 No Third–Party Rights	55
11.14 Interpretive Matters	55
11.15 Company Disclosure Schedule	56
11.16 Purchaser Performance	56
11.17 No Rescission	56
11.18 Time of Essence	56
11.19 Defined Terms	56

Annex A	–	Definitions

Schedule I	–	Members
Schedule II	–	Company Subsidiaries
Schedule III	–	Allocation of Purchase Price

Exhibit A	–	Member Earn–Out Provision
Exhibit B	–	Form of Arnette Employment Agreement
Exhibit C	–	Form of Beach Employment Agreement
Exhibit D	–	Form of Membership Interest Assignment
Exhibit E	–	Required Consents
Exhibit F	–	Form of Opinion of Special Counsel to the Company
Exhibit G	–	Form of Non–Competition Agreement
Exhibit H	–	Form of Escrow Agreement
Exhibit I	–	Working Capital Components

-v-

AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT OF PURCHASE AND SALE, dated January 15, 2008 is made and entered into by and among (i) Volcom, Inc., a Delaware corporation (“Parent”), (ii) Skelly Acquisition Corp., a Delaware corporation and a wholly–owned subsidiary of Parent (the “Purchaser”), (iii) Electric Visual Evolution LLC, a California limited liability company (the “Company”), and (iv) each of the members of the Company (collectively the “Members,” and each individually a “Member”), with reference to the following:

A. Each Member owns the membership interests in the Company (collectively, the “Membership Interests”) set forth in Schedule I attached hereto opposite such Member’s name, which Membership Interests collectively represent all of the issued and outstanding equity interests of the Company.

B. The Purchaser desires to purchase the Membership Interests from the Members, and the Members desire to sell the Membership Interests to the Purchaser, upon the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF MEMBERSHIP INTERESTS

1.1 Purchase and Sale of Membership Interests. Subject to the terms and conditions set forth in this Agreement, at the Closing, each Member shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from each Member, all of the Membership Interests owned by such Member.

ARTICLE II

PURCHASE PRICE AND RELATED MATTERS

2.1 Purchase Price. The Parent shall cause the Purchaser to pay, and the Purchaser shall pay, the purchase price for the Membership Interests (the “Purchase Price”) in accordance with the terms of (a) through (e) below:

(a) Payment of Closing Cash Amount to the Members. At the Closing, the Parent shall cause the Purchaser to deliver, and the Purchaser shall deliver, to the Members an aggregate amount in cash (the “Closing Cash Amount”) equal to (i) $25,250,000 (the “Base Amount”) minus (ii) the Indemnity Escrow Amount minus (iii) the Company Subsidiary Purchase Amounts in accordance with Section 2.2 minus (iv) the amount of the Company Debt determined in accordance with Section 2.3 minus (v) the Company Payroll Contribution plus or minus (vi) the Estimated Working Capital Adjustment.

(b) Post–Closing Adjustment. The Closing Cash Amount may be adjusted after the Closing pursuant to the terms set forth in Section 2.5.

(c) Member Earn–Out. To the extent the conditions set forth therein are satisfied, Parent or the Purchaser shall also pay to the Members (or, on behalf of the Members, to the persons directed by the Members, if so directed) Earn–Out Payments in the amounts and pursuant to the terms set forth in Exhibit A attached hereto.

(d) Funding of Escrow. At the Closing, Parent shall cause the Purchaser to deliver, and the Purchaser shall deliver, the Indemnity Escrow Amount to the Escrow Agent by wire transfer of immediately available funds in United States Dollars, such amount to be held and disposed of by the Escrow Agent as provided in the Escrow Agreement.

(e) Company Payroll Contribution. At the Closing, Parent shall cause the Purchaser to deliver, and the Purchaser shall deliver on behalf of the Members, an amount designated in writing by the Company to the Purchaser not to exceed $1,800,000 (the “Company Payroll Contribution”) directly to the payroll accounts of the Company and the Company Subsidiaries (as directed by the Company) for distribution on the Closing Date to certain employees and independent contractors of the Company and the Company Subsidiaries in accordance with Section 7.15.

(f) Payments to Members. All amounts of Purchase Price payable to the Members (whether in respect of the Closing Cash Amount or the Earn–Out Amounts) shall be allocated to the Members pro rata based upon each Member’s respective aggregate percentage ownership in the Company, as specified in Schedule I (in each case, such Member’s “Percentage Ownership”), and shall be made by wire transfer of immediately available funds in United States Dollars to the account opposite such Member’s name under the column “Wire Transfer Instructions” on Schedule I.

2.2 Payment of Company Subsidiary Amounts. At or immediately prior to the Closing, Parent shall cause the Purchaser to pay, and the Purchaser shall pay, to each Subsidiary Owner the amount payable to such Subsidiary Owner in accordance with the applicable Subsidiary Purchase Agreement(s) in each case by wire transfer of immediately available funds in United States Dollars to the account or accounts designated in writing by the Members’ Representative (such amounts, in the aggregate, the “Company Subsidiary Purchase Amounts”).

2.3 Payment of Company Debt. At the Closing, Parent, on behalf of the Company, shall cause the Purchaser to pay to, and the Purchaser shall pay to: (i) Greglo Holdings Limited Partnership, a Nevada limited partnership (“Greglo”), an amount in cash equal to the then–outstanding principal amount and then accrued but unpaid interest on that certain Promissory Note, dated as of October 10, 2006, made by the Company to Greglo (the “Greglo Debt”), (ii) Kip Arnette, an amount in cash equal to the then–outstanding principal amount and then accrued but unpaid interest on the unsecured loan originally made by Kip Arnette to the Company on or about March 14, 2001 and in the principal amount of $478,916.60 as of the date hereof (the “Arnette Debt”), (iii) The CIT Group/Commercial Services, Inc., a New York corporation (“CIT”), an amount in cash equal to the then–outstanding amounts owed by the Company to CIT under the Company’s credit facility (the “CIT Debt”), and (iv) the Persons (the “Other Creditors”) owed the indebtedness for borrowed money (or payments for other obligations) as set forth on Section 2.3 of the Company Disclosure Schedule, an amount in cash equal to the then–outstanding amounts owed by the Company to such Other Creditors under such indebtedness (or other obligations) as set forth thereon (the “Other Debt”, and together with the Greglo Debt, the Arnette Debt and the CIT Debt, the “Company Debt”), in each case by wire transfer of immediately available funds in United States Dollars to the account or accounts designated in writing by the Members’ Representative.

2.4 Estimated Working Capital Statement. At least five Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a good faith estimate of the Working Capital on the Closing Date (such estimate, the “Estimated Working Capital”), including reasonable detail regarding the calculation of Working Capital (which shall include reasonable back–up documentation regarding the line items that make up Working Capital) (the “Estimated Working Capital Statement”). The Estimated Working Capital Statement shall be prepared in accordance with GAAP on a basis consistent with the accounting policies, practices, procedures and principles used in preparing the Company Balance Sheet (to the extent such policies, practices, procedures and principles were in accordance with GAAP). The Company (on behalf of the Members) on the one hand and the Purchaser and Parent on the other hand each shall bear its own expenses in the preparation and review of the Estimated Working Capital Statement.

2.5 Final Working Capital Adjustment.

(a) As soon as reasonably practicable following the Closing Date, but in no event more than 60 days after the Closing Date, Parent shall cause to be prepared and delivered to the Members’ Representative a statement of Working Capital on the Closing Date (the “Closing Date Working Capital”) substantially in the form of the Estimated Working Capital Statement (the “Working Capital Statement”). The Working Capital Statement shall be prepared in accordance with GAAP using the same accounting policies, practices, procedures and principles used in preparing the Company Balance Sheet (to the extent such policies, practices, procedures and principles were in accordance with GAAP). The Members’ Representative will provide the Purchaser and Parent reasonable access to any of the Company’s records not otherwise available to the Purchaser and Parent as a result of the transactions contemplated by this Agreement, to the extent reasonably related to the preparation of the Working Capital Statement and the calculation of Closing Date Working Capital.

(b) If the Members’ Representative shall disagree with the calculation of Closing Date Working Capital or any element of the Working Capital Statement relevant thereto, the Members’ Representative shall, within 15 days after receipt of the Working Capital Statement, notify Parent of such disagreement in writing, setting forth in detail the particulars of such disagreement. During the 15 day period of his review, the Members’ Representative shall have commercially reasonable access to any documents, schedules or workpapers used in the calculation of the Closing Date Working Capital and the preparation of the Working Capital Statement. In the event that the Members’ Representative does not provide such notice of disagreement within such 15 day period, the Members shall be deemed to have accepted the Working Capital Statement and the calculation of the Closing Date Working Capital delivered by Parent, which shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by the Members under any provision hereof. In the event any such notice of disagreement is timely provided, Parent and the Members’ Representative shall use commercially reasonable efforts, and shall negotiate in good faith, for a period of 15 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of Closing Date Working Capital. If, at the end of such period, they are unable to resolve such disagreements, then any remaining disagreements shall be submitted to the Auditor for final and binding resolution. Each of Parent and the Members’ Representative agrees to execute, if requested by the Auditor, a reasonable engagement letter. The Auditor shall determine as promptly as practicable whether the Working Capital Statement was prepared in accordance with the standards set forth in this Agreement and, only with respect to the disagreements submitted to the Auditor, whether and to what extent (if any) Closing Date Working Capital requires adjustment. The Auditor will make its determination based solely on the standards set forth in this Agreement and on its review of presentations by Parent and the Members’ Representative and not by independent review. There shall be no presumption either for or against the correctness of the Working Capital Statement as prepared by Parent. The Auditor shall promptly deliver to Parent and the Members’ Representative its determination in writing, which determination shall be made subject to the definitions and principles set forth in this Agreement, and, with respect to each dispute item, shall select the position of either Parent or the Members’ Representative and may not impose an alternative resolution. The fees and expenses of the Auditor shall be paid entirely by Parent, if the Auditor’s final determination of the Closing Date Working Capital is closer to the position of the Members’ Representative than the position of Parent, and entirely by the Members, if the Auditor’s final determination is closer to the position of Parent than the position of the Members’ Representative, and all other costs and expenses shall be paid by the respective party incurring such expense. The determination of the Auditor shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by the Purchaser, Parent or the Members under any provision hereof. The date on which Closing Date Working Capital is finally determined in accordance with this Section 2.5 is hereinafter referred to as the “Determination Date.”

(c) Within 10 Business Days of the Determination Date, one of the following shall occur: (i) if the Estimated Working Capital exceeded the Working Capital Target and the Closing Date Working Capital exceeds the Working Capital Target, then the amount (which may be a positive or negative number) equal to the Closing Date Working Capital minus the Estimated Working Capital shall be paid to the Members by Parent (if such amount is a positive number) or to Parent by the Members (if such amount is a negative number), provided, however, that if the Members do not pay any amounts owing to Parent within 10 Business Days of the Determination Date, Parent may elect to be paid by the Escrow Agent out of the Indemnity Escrow Amount (on behalf of the Members); (ii) if the Estimated Working Capital was below the Working Capital Target and the Closing Date Working Capital is below the Working Capital Target, then the amount (which may be a positive or negative number) equal to the Closing Date Working Capital minus the Estimated Working Capital shall be paid to the Members by Parent (if such amount is a positive number) or to Parent by the Members (if such amount is a negative number), provided, however, that if the Members do not pay any amounts owing to Parent within 10 Business Days of the Determination Date, Parent may elect to be paid by the Escrow Agent out of the Indemnity Escrow Amount (on behalf of the Members); (iii) if the Estimated Working Capital exceeded the Working Capital Target but the Closing Date Working Capital is below the Working Capital Target, then the amount equal to the Estimated Working Capital minus the Closing Working Capital shall be paid to Parent by the Members, provided, however, that if the Members do not pay any amounts owing to Parent within 10 Business Days of the Determination Date, Parent may elect to be paid by the Escrow Agent out of the Indemnity Escrow Amount (on

behalf of the Members); or (iv) if the Estimated Working Capital was below the Working Capital Target but the Closing Date Working Capital exceeds the Working Capital Target, then the amount equal to the Closing Date Working Capital minus the Estimated Working Capital shall be paid to the Members by Parent. All amounts pursuant to this Section 2.5(c) shall be paid in cash by wire transfer of immediately available funds.

(d) The parties hereto agree that the procedure set forth herein with respect to the Estimated Working Capital Statement and the Working Capital Statement, and the purchase price adjustment provided herein, are not intended to permit the introduction of different accounting methods, policies, practices, procedures, classifications or estimation methodologies, including with respect to purchase price accounting, for purposes of determining the asset and liability balances from those used in the preparation of the Estimated Working Capital Statement.

(e) If, on or after the Closing Date, to the extent that the Members pay or otherwise satisfy any liability on the Working Capital Statement, then Parent agrees that such liability shall be deemed removed from the Working Capital Statement for all purposes of this Section 2.5. Furthermore, the parties agree that any liability for Taxes of the Company and the Company Subsidiaries shall not be included in the determination and calculation of the Closing Date Working Capital, as the Members will be responsible for such Taxes in accordance with Section 9.2(a)(iv).

2.6 Members’ Representative. Except as otherwise specifically stated herein to the contrary, the Members’ Representative is hereby appointed the exclusive agent of the Members to communicate to, and receive communications from, the Purchaser and Parent and to implement any decision or action otherwise permitted to the Members hereunder or under the Escrow Agreement, and any other agreement or instrument delivered pursuant hereto or thereto, including without limitation, (a) to give such notices, take (or omit to take) all such actions and approve, consent or agree to all such matters hereunder and thereunder, (b) to consent, ratify and approve any and all notices and actions the Members’ Representative may give or take (or omit to take), and any and all approvals, consents and agreements the Members’ Representative may give or make after the effective date hereof and of the Escrow Agreement pursuant to the provisions hereof and thereof, and (c) to contest, compromise or settle any dispute or claim for Damages covered by or arising under this Agreement or the Escrow Agreement and direct and object to distributions from escrow pursuant to the Escrow Agreement. The Members’ Representative shall, in this regard, have all of the rights and powers which the Members would otherwise have, and the Members agree that the Purchaser, Parent and the Escrow Agent shall be entitled to rely exclusively upon the actions and communications of the Members’ Representative as the duly authorized actions and communications of the Members’ Representative on behalf of each Member with respect to any matters set forth in this Agreement and the Escrow Agreement and otherwise related hereto or thereto. Neither the Purchaser, Parent nor the Escrow Agent need be concerned with the authority of the Members’ Representative to act on behalf of one or more or all of the Members hereunder or under the Escrow Agreement (regardless of whether the Purchaser, Parent or the Escrow Agent shall have received notice of any alleged violation from one or more Members of the foregoing provisions of this Section 2.6 with respect to decisions made by any Member) and neither the Purchaser, Parent nor the Escrow Agent shall be held liable or accountable in any manner for any act or omission of the Members’ Representative in his capacity as such. The Members’ Representative shall not have any liability to the Members for any actions taken by the Members’ Representative in good faith pursuant to this Agreement or the Escrow Agreement. The Members agree to bear, on a pro rata basis in proportion to their Percentage Ownership, the costs and expenses reasonably and actually incurred by the Members’ Representative in the performance of his duties hereunder and to promptly advance, pay and reimburse the Members’ Representative therefor after receipt of notification from the Members’ Representative that such costs and expenses have been incurred.

2.7 Members’ Successors. The Members hereby agree that (i) the provisions of Section 2.6 hereof are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Member may have in connection with the transactions contemplated in this Agreement; (ii) the provisions of Section 2.6 hereof shall be binding upon the executors, heirs, legal representatives and successors of each Member; and (iii) any references in this Agreement to a Member or to the Members shall mean and include the successors to the Members’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

2.8 Transfer Taxes. All transfer taxes, fees and duties and similar Taxes under Applicable Law incurred in connection with the sale and transfer of the Membership Interests under this Agreement will be borne and paid by the Members. Each of the Members, the Purchaser, Parent and the Company shall use commercially reasonable efforts to minimize the imposition of any such transfer taxes, fees and duties and similar Taxes, including, but not limited to, by completing any relevant exemption filings as may be available under Applicable Law.

2.9 Withholding. The Purchaser, Parent, the Company and the Company Subsidiaries, and on their behalf Parent, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement and the Subsidiary Purchase Agreements such amounts as may be required to be deducted or withheld therefrom under any provision of federal, local or foreign Tax law or under any applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III

CLOSING

3.1 Time and Place. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 6:00 a.m. local time on January 17, 2008 at the offices of Sheppard, Mullin, Richter & Hampton LLP, 650 Town Center Drive, Fourth Floor, Costa Mesa, California 92626, or at such other time and place as Parent and the Members’ Representative mutually agree in writing, or, if any of the conditions to Closing set forth in ARTICLE VIII have not been satisfied at or waived by the party entitled to the benefit thereof on or prior to such date, as soon as reasonably practicable following the satisfaction or waiver of such conditions (the “Closing Date”). Notwithstanding the foregoing, the parties acknowledge and agree that the Closing shall for all purposes be deemed to occur as of 11:59 p.m. on the Closing Date.

3.2 Deliveries.

(a) Purchaser’s Closing Deliveries. At the Closing, the Purchaser shall, and Parent shall cause Purchaser to, effect or cause to be effected the following deliveries against the delivery by the Members of the deliveries specified in Section 3.2(b) below:

(i) delivery of the Closing Cash Amount to the Members in accordance with Section 2.1(a);

(ii) delivery of the Indemnity Escrow Amount to the Escrow Agent in accordance with the terms of the Escrow Agreement and Section 2.1(d);

(iii) delivery of the Company Subsidiary Purchase Amounts to the Subsidiary Owners in accordance with the terms of the Company Subsidiary Purchase Agreements and Section 2.2;

(iv) delivery of the payments for the Company Debt in accordance with the terms of Section 2.3;

(v) delivery of the Company Payroll Contribution to the payroll account of the Company in accordance with the terms of Section 2.1(e);

(vi) the Escrow Agreement, executed by a duly authorized officer of Parent;

(vii) the Arnette Employment Agreement and the Beach Employment Agreement, each executed by a duly authorized officer of the Company and Parent (exactly in the forms attached hereto as Exhibit B and Exhibit C, respectively); and

(viii) any and all other certificates, documents and instruments required to be delivered by the Purchaser or Parent under ARTICLE VIII.

(b) Members’ and Company’s Closing Deliveries. At the Closing, the Members, the Company, and the Company Subsidiaries shall deliver or cause to be delivered to the Purchaser and Parent the following deliveries, against the deliveries by the Purchaser specified in Section 3.2(a) above:

(i) an assignment, executed by each Member, of such Members’ Membership Interests in the form attached hereto as Exhibit D;

(ii) a resignation letter from each manager, director and officer of the Company then in office;

(iii) the Escrow Agreement, executed by each Member and separately by the Members’ Representative in his capacity as representative;

(iv) the Arnette Employment Agreement and the Beach Employment Agreement, executed by Kip Arnette and Bruce Beach, respectively;

(v) the Arnette Non–Competition Agreement and the Beach Non–Competition Agreement, executed by Kip Arnette and Bruce Beach, respectively;

(vi) the Subsidiary Purchase Agreements, each executed by the Company and each applicable Subsidiary Owner;

(vii) distribution of the Company Payroll Contribution to certain employees and independent contractors of the Company and the Company Subsidiaries in accordance with the terms of Section 2.1(e); and

(viii) any and all other certificates, documents and instruments required to be delivered by Members or the Company under ARTICLE VIII.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser and Parent that, except in each case as set forth in the disclosure schedule delivered to the Purchaser and Parent by the Company on the date of this Agreement (the “Company Disclosure Schedule”):

4.1 Organization and Good Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California, has all company power to own and to carry on its business as presently conducted and is duly qualified to do business as a foreign limited liability company in every jurisdiction in which the nature of its business or the location of its properties requires such qualification, except where the lack of such qualification would not have a Company Material Adverse Effect. Section 4.1 of the Company Disclosure Schedule lists the directors and officers of each of the Company and the Company Subsidiaries (as defined below). The Members have delivered to the Purchaser and Parent correct and complete copies of the articles of organization and operating agreement of the Company and the charter and bylaws, or equivalent documents, of each Company Subsidiary (in each case as amended to date). The Members have delivered to the Purchaser and Parent the minute books (containing the records of meetings and actions by written consent of the Members and managers of the Company and of the stockholders and directors, or equivalents, of the Company Subsidiaries), and the stock certificates and record books (or equivalents) of the Company and the Company Subsidiaries (containing recitations of the meetings, actions and issuances of stock or membership interests of the Company and Company Subsidiaries), which minute books, stock certificates and record books (or equivalents) are correct and complete in all material respects and reflect all material action previously taken by such Members, managers, stockholders and directors (or equivalents), which are of the type and nature and nature to be recorded therein. The Company is not in default under or violation of its articles of organization and operating agreement, and none of the Company Subsidiaries is in default under or in violation of any provision of its charter or bylaws or equivalent documents.

4.2 Due Authorization; Enforceability. The Company has all limited liability company power and authority to, and has taken all limited liability company actions necessary to authorize it to, enter into, execute and deliver and to perform its obligations under this

Agreement and the Escrow Agreement and to consummate the transactions contemplated herein and therein. This Agreement has been duly and validly executed by the Company and (assuming the due authorization, execution and delivery by the Purchaser, Parent and the Members) constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Applicable Laws affecting creditors’ rights generally or by general equitable principles affecting the enforcement of contracts.

4.3 Capitalization. All outstanding Membership Interests are duly authorized, validly issued and outstanding, are fully paid and nonassessable and were not issued in violation of any preemptive rights. A list of all Members of the Company and the Membership Interests held by each of such Members is set forth in Section 4.3 of the Company Disclosure Schedule, and, except for such outstanding Membership Interests, there are no other equity interests or securities of the Company outstanding. The Members collectively own the legal and beneficial title to all of the issued and outstanding Membership Interests free and clear of any Liens, excepting only such restrictions upon transfer, if any, as may be imposed by Applicable Law. There are no outstanding subscriptions, warrants, options, purchase rights, calls or commitments of any character relating to or entitling any Person to purchase or otherwise acquire Membership Interests or other securities or other equity interests of the Company. The Company is not a party to any employment or other agreements and has not made any offers for employment that in either case contemplate or obligate the Company to grant any options or issue any stock or equity interests. No bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which the Members may vote are issued or outstanding.

4.4 Company Subsidiaries.

(a) The only Subsidiaries of the Company are the entities listed in Schedule II (collectively, the “Company Subsidiaries,” and each separately a “Company Subsidiary”). Schedule II correctly sets forth the name of each Company Subsidiary, the jurisdiction of its organization, the name of the Persons owning the outstanding equity interests of such Company Subsidiary (each such Person other than the Company, a “Subsidiary Owner,” and collectively, the “Subsidiary Owners”) and the number, nature and legal and beneficial owners of the equity interests of such Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization, and has all company or corporate power to own its properties and to carry on its business as presently conducted and is qualified to do business as a foreign entity in every jurisdiction in which the nature of its business or the location of its properties requires such qualification, except where the lack of such qualification would not have a Company Material Adverse Effect. All of the equity interests of each Company Subsidiary have been duly authorized, are validly issued, fully paid and nonassessable and as of the date of this Agreement all of such equity interests are collectively owned by the Subsidiary Owners and the Company, free and clear of all Liens, excepting only such restrictions upon transfer, if any, as may be imposed by Applicable Law. Effective as of immediately prior to the Closing, and contingent only upon the Closing and payment by Parent or the Purchaser of the Company Subsidiary Purchase Amounts on behalf of the Company to the Subsidiary Owners pursuant to the Subsidiary Purchase Agreements, the Company will own all of the issued and outstanding equity interests of each Company Subsidiary.

(b) Neither the Company nor any of the Company Subsidiaries owns or holds the right to acquire any capital stock or any other security or interest in any other Person or has any obligation to make any investment in any Person. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any of the Company and the Company Subsidiaries to sell, transfer, or otherwise dispose of any capital stock of any of the Company Subsidiaries or that could require any Company Subsidiary to issue, sell, or otherwise cause to become outstanding any of its own capital stock. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Company Subsidiary. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Company Subsidiary. None of the Company and the Company Subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a Company Subsidiary. Section 4.4(b) of the Company Disclosure Schedule also sets forth a list of all of the officers, managers, directors and equivalent Persons of each of the Company Subsidiaries.

4.5 Third Party Approvals. Section 4.5 of the Company Disclosure Schedule sets forth a complete and accurate description of each consent, approval or notice that must, pursuant to any Order or the terms of any Company Material Contract, be obtained or given, as the case may be, from any Person or Authority in order that (a) the execution or delivery by the Company of this Agreement and (b) the consummation of the transactions contemplated hereby will not (i) violate in any material respect any applicable Order to which the Company or any Company Subsidiary is subject or any License or Permit of the Company or any of the Company Subsidiaries; (ii) constitute a material default under, or give rise to a right of termination or acceleration of, or to a loss of any material benefit by the Company or any Company Subsidiary under, any Company Material Contract; or (iii) result in the creation or imposition of any Lien upon any Company or Company Subsidiary assets (each such consent, approval or notice, a “Third–Party Approval,” and collectively the “Third–Party Approvals”).

4.6 Financial Condition.

(a) Company Financial Statements. Section 4.6(a) of the Company Disclosure Schedule sets forth (i) the consolidated audited balance sheets of the Company and the Company Subsidiaries as of December 31, 2005 and December 31, 2006, and the related statements of operations and members’ equity for the fiscal years then ended (collectively, the “Audited Financial Statements”), and (ii) the interim balance sheet of the Company and the Company Subsidiaries as of September 30, 2007 (the “Company Balance Sheet,” and such date, the “Company Balance Sheet Date”), and the related statements of operations, cash flows and members’ equity for the nine month fiscal periods ended September 30, 2006 and September 30, 2007, respectively (collectively with the Company Balance Sheet, the “Interim Financial Statements”), which Interim Financial Statements have been reviewed by the Company’s independent certified public accounting firm in accordance with Statement of Auditing Standards 100, and (iii) the interim unaudited and unreviewed statements of operations of the Company and the Company Subsidiaries for the ten month fiscal period ended October 31, 2007 and the eleven month fiscal period ended November 30, 2007 (the “Internal Financials”, and together with the Audited Financial Statements and Interim Financial Statements, the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP (subject to, in the case of Interim Financial Statements and the Internal Financials, the absence of notes and normal recurring year–end adjustments) applied in a manner consistent with the Company’s past practices and fairly present the consolidated financial condition and results of operations of the Company and the Company Subsidiaries as of the relevant dates thereof and for the periods covered thereby (except for the Internal Financials which fairly present the results of operations for the relevant periods in all material respects), and for such periods the results of operations of the Company and the Company Subsidiaries are correct and complete in all material respects, and are consistent with the books and records of the Company and the Company Subsidiaries (which books and records are correct and complete in all material respects) in all material respects.

(b) No Undisclosed Liabilities. The Company and the Company Subsidiaries have no undisclosed liabilities other than (i) those liabilities reflected or reserved against on the face of the Company Balance Sheet, or (ii) those liabilities for trade or business obligations incurred since the Company Balance Sheet Date in the ordinary course of business (none of which is for breach of contract, breach of warranty, tort, infringement or violation of Applicable Law).

(c) Accounts Receivable. All Accounts Receivable of the Company and the Company Subsidiaries reflected on the Company Balance Sheet resulted from bona fide sales in the ordinary course of the businesses consistent with past practices and are subject to no valid defenses, set–offs or counterclaims, and require or shall require no additional performance by the Company or the Company Subsidiaries to render them valid in accordance with GAAP.

(d) Absence of Certain Changes. Since the Company Balance Sheet Date, there has not been any adverse change in the business, financial condition, operations, or results of operations of any of the Company and the Company Subsidiaries either involving more than $15,000 or outside the ordinary course of business, and there has not been any adverse change to the Company’s future prospects that is reasonably likely to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, since that date neither the Company nor any Company Subsidiary has:

(i) issued any notes, bonds or other debt securities, any equity securities or any securities exchangeable for or convertible into any equity securities;

(ii) borrowed any material amounts (except for ordinary course draws from existing borrowings) or entered into any other material liabilities which are not in the ordinary course of business;

(iii) sold, leased, assigned or transferred any of its assets, tangible or intangible, except for sales, assignments or transfers of inventory and sales, assignments or transfers of other assets, in each case for a fair value consideration in the ordinary course of business;

(iv) cancelled, compromised, waived or released any material debt or claim, except for debts or claims cancelled, compromised, waived or released with customers, contractors, or subcontractors of the Company or any of the Company Subsidiaries in the ordinary course of business;

(v) suffered any significant damage, destruction or loss (whether or not covered by insurance) to its property;

(vi) made or granted any general increase in the compensation of management level employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any general increase in the compensation payable or to become payable to any management level employee other than in the ordinary course of business (such as pursuant to pre-existing contracts or customary annual salary and bonus reviews);

(vii) intentionally waived, cancelled or released any material right, claim or amount receivable except for rights waived in the ordinary course of business;

(viii) suffered any Company Material Adverse Effect;

(ix) made any change in any method of accounting or accounting practice which would have a Company Material Adverse Effect;

(x) made any material capital expenditures outside the ordinary course of business;

(xi) guaranteed any obligations or liabilities of any Person;

(xii) entered into any contract or commitment other than in the ordinary course of business (other than any obligation, commitment or contract to pay any legal, accounting, brokerage, finder’s fee, taxes or other expenses in connection with this Agreement or the transactions contemplated herein);

(xiii) accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which any of the Company and the Company Subsidiaries is a party or by which any of them is bound;

(xiv) imposed any Lien (other than a Permitted Lien) upon any of its assets, tangible or intangible;

(xv) made any capital expenditure (or series of related capital expenditures) either involving more than $15,000 or outside the ordinary course of business;

(xvi) made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $15,000 or outside the ordinary course of business;

(xvii) issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(xviii) granted any license or sublicense of any rights under or with respect to any Intellectual Property Rights;

(xix) made or authorized any change in the articles of organization or operating agreement of the Company or the charter or bylaws or equivalent documents of any of the Company Subsidiaries;

(xx) issued, sold, or otherwise disposed of any of its membership interests or capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its membership interests or capital stock;

(xxi) declared, set aside, or paid any dividend or made any distribution with respect to its membership interests or capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its membership interests or capital stock;

(xxii) made any loan to, or entered into any other transaction with, any of its members, managers, directors, officers and employees outside the ordinary course of business;

(xxiii) entered into or adopted any employment, severance or change in control agreement, any Company Benefit Plan or any collective bargaining agreement (other than ordinary course at–will employment arrangements), or modified in any material respect the terms of any existing such contract, plan or agreement outside the ordinary course of business;

(xxiv) adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees.

(xxv) adopted, amended, modified, or terminated any Labor Agreement, or otherwise made any other material change in employment terms for any of its members, managers, directors, officers, and employees outside the ordinary course of business;

(xxvi) made or pledged to make any charitable or other capital contribution outside the ordinary course of business;

(xxvii) there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the ordinary course of business involving any of the Company and the Company Subsidiaries;

(xxviii) elected or changed any Tax election, settled or offered to settle any claim, notice, audit or assessment in respect of Taxes, filed any amended Tax Return, entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrendered any right to claim a Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; or

(xxix) committed to any of the foregoing.

4.7 Tax Matters.

(a) Tax Returns. The Company and each Company Subsidiary has (i) duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it on or prior to the date hereof, which Tax Returns were true, correct and complete in all material respects, and (ii) paid all Taxes due and payable (whether or not shown on any Tax Return to be due and payable).

(b) Except as stated in Section 4.7(b) of the Company Disclosure Schedule:

(i) neither the Company nor any Company Subsidiary has requested or been granted an extension of the time for filing any Tax Return which has not yet been filed;

(ii) no deficiency or proposed adjustment for any amount of Tax has been asserted, or assessed, by any Tax Authority against the Company or any Company Subsidiary and no claim has been asserted to the Company or any Company Subsidiary by any jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(iii) there is no action, suit, Tax Authority proceeding or audit now in progress, pending or threatened to the Company or any Company Subsidiary against or with respect to the Company or any Company Subsidiary, no matters under discussion with any Tax Authority with respect to Taxes that are reasonably likely to result in an additional liability for Taxes with respect to the Company or any Company Subsidiary, and no issues relating to Taxes of the Company or any Company Subsidiary have been raised by a Tax Authority to the Company or any Company Subsidiary in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period;

(iv) there are no Liens for Taxes (other than for current Taxes not yet due and payable or contested in good faith) upon the assets of the Company or any Company Subsidiary;

(v) neither the Company nor any Company Subsidiary is a party to or is bound by any Tax allocation or Tax sharing agreement;

(vi) the Company is and since its formation has been classified as a partnership, and each Company Subsidiary is and since its formation has been classified as a corporation, for U.S. federal and state income tax purposes and will continue to be so classified up to and including the Closing Date, and all Tax Returns have been prepared consistently therewith and no entity classification election under Treasury Regulations Section 301.7701–2 has been filed with respect to the Company or any Company Subsidiary;

(vii) the Company and the Company Subsidiaries have timely withheld, collected, deposited or paid all Taxes required to have been withheld, collected, deposited or paid, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor, Member or other third party, and the transactions contemplated herein are not subject to the tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any provision of law;

(viii) neither the Company nor any Company Subsidiary has any liability for the Taxes of any other Person (other than the Company) as a transferee, by Contract, or otherwise;

(ix) the Company and the Company Subsidiaries (v) have neither agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, (w) have neither made an election, nor is it required, to treat any of its assets as owned by another Person pursuant to the provisions of former Section 168(f) of the Code or as tax–exempt bond financed property or tax–exempt use property within the meaning of Section 168 of the Code, (x) have neither acquired, nor does it own, any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code, (y) have neither made, nor will it make on or prior to the Closing, a consent dividend election under Section 565 of the Code, and (z) have neither made any of the foregoing elections, nor is it required to apply any of the foregoing rules, under any comparable state or local Tax provision;

(x) neither the Company nor any Company Subsidiary (x) has been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (y) has been a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (z) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or has otherwise become subject to Tax jurisdiction in a country other than the country of its formation;

(xi) neither the Company nor any Company Subsidiary (y) is a partner for Tax purposes with respect to any joint venture, partnership or other arrangement or Contract which is treated as a partnership for Tax purposes or (z) owns a single member limited liability company which is treated as a disregarded entity;

(xii) none of the outstanding indebtedness of the Company or any Company Subsidiary constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i) or 163(l) or 279 of the Code or under any other provision of Applicable Law;

(xiii) neither the Company nor any Company Subsidiary has been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011 4(b)(2), or any transaction requiring disclosure under analogous provisions of state, local or foreign Tax law; and

(xiv) neither the Company nor any Company Subsidiary owns or will own at the Closing a United States real property interest within the meaning of Section 897(c) of the Code.

4.8 Compliance with Applicable Laws; Governmental Matters. The Company and the Company Subsidiaries have complied with, and are now in compliance with, all Applicable Laws and Orders in all material respects. Section 4.8 of the Company Disclosure Schedule sets forth each material License and Permit of the Company and the Company Subsidiaries, and each such License and Permit: (a) is in full force and effect; (b) the Company or the applicable Company Subsidiary, as the case may be, is in compliance in all material respects with each thereof; and (c) no action, suit, proceeding, hearing, charge, complaint, claim, demand or notice has been filed, commenced or is pending or, to the Knowledge of the Company, threatened, to revoke, amend or limit any thereof.

4.9 Environmental Compliance. Except as set forth in Section 4.9 of the Company Disclosure Schedule:

(a) The Company and the Company Subsidiaries are, and at all times have been, in compliance in all material respects with, and have not been and are not in violation of any applicable Environmental Laws and Orders.

(b) The Company and the Company Subsidiaries possess and are in compliance in all material respects with all Licenses and Permits which are required to be held by them under all applicable Environmental Laws and Orders, and have not been advised in writing by any Governmental Entity of any actual or potential change in the status or terms and conditions of any such License or Permit.

(c) Neither the Company nor any of the Company Subsidiaries have conducted any Hazardous Activity, and to the Knowledge of the Company, no Hazardous Activity has been conducted by any other Person, with respect to any Real Property currently owned, leased or operated by the Company or the Company Subsidiaries or any other properties or assets (whether real, personal, or mixed) in which the Company or the Company Subsidiaries have or had an interest. The operations of the Company and the Company Subsidiaries have not resulted in any material release of Hazardous Substances, and no Hazardous Substances are present at levels requiring investigation or remediation, in, on, under or about any Real Property currently owned, leased or operated by the Company or the Company Subsidiaries, including, but not limited to, any Hazardous Substances contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of said Real Property, or incorporated into any structure therein or thereon.

(d) There is no (i) pending, or to the Knowledge of the Company, threatened civil or criminal litigation or written notice of violation or administrative proceeding involving the Company or any of the Company Subsidiaries relating in any way to any Environmental Law or Order, other than rulemaking proceedings, or (ii) actual or, to the Knowledge of the Company, threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities.

(e) No Real Property of the Company or any of the Company Subsidiaries is currently listed or formally proposed to be listed on the National Priorities List under CERCLA or under any comparable state or foreign law, nor has the Company or any of the Company Subsidiaries received any written notice as a potentially responsible party under the foregoing.

(f) Neither the Company nor any Company Subsidiary has ever possessed or initiated any reports, studies, analyses, tests, or monitoring pertaining to Hazardous Substances or Hazardous Activities in, on, or under any Real Property currently owned, leased or operated by the Company or the Company Subsidiaries, or concerning compliance by Company or any Company Subsidiaries with Environmental Laws.

4.10 Litigation. There is no pending, or threatened to the Company in writing, adverse claim, dispute, governmental investigation, suit, action, arbitration, legal, administrative or other proceeding of any nature, domestic or foreign, criminal or civil, at law or in equity, by or against the Company or any Company Subsidiary. There is no pending or threatened to the Company in writing action, claim, dispute, governmental investigation, suit, arbitration or other proceeding that challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated in this Agreement. Neither the Company nor any of the Company Subsidiaries is in default with respect to any Order by which any of them is bound or to which any of their property is subject. To the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to result in any litigation being brought against the Company or any Company Subsidiary.

4.11 Property of the Company.

(a) Real and Personal Property; Title to Property; Leases. Neither the Company nor any Company Subsidiary owns any Real Property. Section 4.11(a) of the Company Disclosure Schedule identifies each parcel of Real Property (or interest in Real Property) in which the Company or any of the Company Subsidiaries has a leasehold or similar interest. Each of the Company and the Company Subsidiaries has a legally valid right to use all such Real Property, including leaseholds and all other interests in Real Property. All of the Company’s and the Company Subsidiaries’ leasehold interests in Real Property are held under valid, binding and enforceable leases, except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors’ rights generally, and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law, and each such lease shall, assuming that any required consents are obtained and any required notices made, continue to be valid, legal, binding and enforceable to the same extent, and in full force and effect on identical terms, immediately following the consummation of the transactions contemplated hereby. True and correct copies of all such leases (and all amendments thereto) have been made available to Parent. There is no pending or threatened to the Company in writing action that could reasonably be expected to interfere with the quiet enjoyment of any such leasehold by the Company or the Company Subsidiaries, and all facilities leased or subleased thereunder are supplied with utilities and other services reasonably necessary for the operation of said facilities as currently operated by the Company and the Company Subsidiaries. Neither the Company nor any of the

Company Subsidiaries has been notified in writing that it is in breach of any of its obligations in any lease or similar agreement under which it occupies or has any leasehold or other interest in Real Property. Neither the Company nor any of the Company Subsidiaries has received any written notice of violation or claimed violation of any applicable building, zoning, subdivision and other land use and similar Applicable Laws affecting the Real Property. Each of the Company and the Company Subsidiaries has good, valid and marketable title to all personal or other tangible property necessary for the conduct of their respective businesses as conducted immediately prior to the date hereof, except for Permitted Liens that do not restrict the ability of the Company or the Company Subsidiaries to operate their respective businesses.

(b) Intellectual Property Rights. Section 4.11(b) of the Company Disclosure Schedule sets forth a list of all registered Intellectual Property Rights other than Software and all applications for such registrations of the Company and the Company Subsidiaries. To the Knowledge of the Company, the Company and the Company Subsidiaries own or have a valid and legally enforceable right to use, free and clear of any Liens (other than Permitted Liens), all Intellectual Property Rights necessary to conduct the businesses of the Company and the Company Subsidiaries as currently conducted. The Company and the Company Subsidiaries have in a timely manner made all filings, affidavits, payments, and recordations required to obtain and maintain ownership of the Intellectual Property Rights registered by them or for which an application for registration is pending. There are no proceedings or actions against the Company or any of the Company Subsidiaries pending before any Authority (including without limitation the United States Patent and Trademark Office or any equivalent Authority anywhere else in the world) challenging the ownership, validity or enforceability of the Intellectual Property Rights of the Company and the Company Subsidiaries and no such proceedings or actions have been threatened to the Company or any of the Company Subsidiaries in writing, or to the Knowledge of the Company, have been in any way threatened against the Company or any Company Subsidiary. To the Knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation by any Person of any of the Intellectual Property Rights owned by the Company or the Company Subsidiaries. To the Knowledge of the Company, the Company’s and the Company Subsidiaries’ use of any Intellectual Property Rights in connection with the conduct of their respective businesses do not infringe on any intellectual property rights or other proprietary rights of any third-party. In connection with the use of the Intellectual Property Rights by the Company and the Company Subsidiaries, except for Software maintenance charges in the ordinary course of the Company’s and the Company Subsidiaries’ businesses, neither the Company nor any of the Company Subsidiaries owes to any other Person any ongoing fee, royalty or other payment as a condition to the use of such Intellectual Property Rights. Neither the Company nor any of the Company Subsidiaries has entered into any written license or other Contract pursuant to which the Company or any of the Company Subsidiaries has granted to any other Person the right to use any Intellectual Property Rights. The Company and the Company Subsidiaries have taken reasonable efforts to maintain the confidentiality of all of their confidential information.

4.12 Agreements. Section 4.12 of the Company Disclosure Schedule lists each Contract to which the Company or any of the Company Subsidiaries is a party or to which the Company or any of the Company Subsidiaries is subject or by which the Company or any of the Company Subsidiaries is bound. The following Contracts, and no others, shall be deemed to be “Company Material Contracts”; any Contract that:

(a) expressly obligates the Company or any Company Subsidiary to pay an amount of $30,000 or more and has not been fully performed as of the date hereof;

(b) expressly restricts the ability of the Company or any of the Company Subsidiaries to compete or otherwise to conduct its business in any manner or place;

(c) provides for the sale of products or the provision of services for amounts in excess of $30,000 (including outstanding offers or quotes which by acceptance would create such a Contract) and which have not been fully performed as of the date hereof;

(d) is a sales, agency, marketing or distribution agreement which is material to the Company and the Company Subsidiaries, taken as a whole;

(e) any partnership or joint venture agreement in which the Company or any of the Company Subsidiaries is a party or by which it is bound;

(f) any agreement by the Company or any of the Company Subsidiaries to purchase any capital stock or other debt or equity securities of any Person;

(g) any Contract granting Intellectual Property Rights to the Company or any of the Company Subsidiaries, other than Contracts for “off the shelf” Software licensed in the ordinary course of business;

(h) any other lease agreements with respect to any parcel of Real Property in which the Company or any of the Company Subsidiaries has a leasehold or similar interest, including those parcels identified in Schedule 4.11(a) of the Company Disclosure Schedule;

(i) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Lien (other than a Permitted Lien) on any of its assets, tangible or intangible;

(j) any agreement principally concerned with non–disclosure of confidential information, whether of the Company or a third Person, or imposing any direct restriction on the ability of the Company to compete in any industry or territory;

(k) any agreement with any of the Members and their Affiliates (other than the Company and the Company Subsidiaries);

(l) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or change of control (exclusive of generally applicable severance policy) or other material plan or arrangement for the benefit of its current or former members, managers, directors, officers and employees;

(m) any collective bargaining agreement;

(n) any agreement for the employment or engagement as an independent contractor of any individual by the Company or any Company Subsidiary; and

(o) any agreement under which the consequences of a default or termination could have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of any of the Company and the Company Subsidiaries.

Each Company Material Contract is valid, subsisting, legal, binding and enforceable in accordance with its terms (except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Applicable Laws affecting creditors’ rights generally or by general equitable principles affecting the enforcement of contracts), and shall, assuming that any required consents are obtained and any required notices made, continue to be valid, subsisting, legal, binding and enforceable to the same extent on identical terms immediately following the consummation of the transactions contemplated hereby. The Company or a Company Subsidiary, as the case may be, has duly performed all of its respective material obligations under each Company Material Contract to the extent that such obligations to perform have accrued. No material breach or material default, alleged material breach or material default, or event which would (with the passage of time, notice or both) constitute a material breach or material default under any Company Material Contract by the Company or a Company Subsidiary, as the case may be, has occurred or, as of the date hereof, is continuing. The Company has made available to Parent complete and correct copies of all written Company Material Contracts, together with all amendments thereto.

4.13 Labor and Employment Matters.

(a) Employees. Section 4.13(a) of the Company Disclosure Schedule sets forth a true and current list of all of the Labor Agreements of the Company and the Company Subsidiaries, other than Company Benefit Plans. Section 4.13(a) of the Company Disclosure Schedule also lists, for the Company and each Company Subsidiary, the number of Persons employed or engaged by the Company or such Company Subsidiary and shows for each the number of employees on full-time, part-time and temporary status.

(b) Employee Compensation. Section 4.13(b) of the Company Disclosure Schedule lists (i) all employees of each of the Company and the Company Subsidiaries, together with their current annual compensation and any commitments regarding future compensation, and (ii) all employees of each of the Company and the Company Subsidiaries who have employment contracts that are not terminable by such Company or Company Subsidiary on less than 30 days’ notice and in any event without the payment of a penalty. To the Knowledge of the Company, none of the Company’s or Company Subsidiaries’ employees has canceled, terminated or notified in writing the Company or a Company Subsidiary of any intention to cancel, terminate or materially alter his or her relationship with such Company or Company Subsidiary, as the case may be, effective prior to or as of the Closing or within one year after the date hereof.

(c) Other Employment Matters. The Company and the Company Subsidiaries are in compliance in all material respects with all Applicable Laws respecting employment and employment practices and terms and conditions of employment, immigration, workers’ compensation, occupational safety, and plant closings, including all minimum wage, overtime and wage payment laws, and are not engaged in any labor practice which qualifies as an unfair labor practice under Applicable Law. No complaint against the Company or any of the

Company Subsidiaries is pending or threatened to the Company in writing, or to the Knowledge of the Company has been otherwise threatened, before the National Labor Relations Board or the Equal Employment Opportunity Commission or before any analogous entity in any country. There is no labor strike, dispute, request for representation, slowdown or stoppage pending or threatened to the Company in writing, or to the Knowledge of the Company otherwise threatened, against or involving the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is or has been a party to a collective bargaining agreement and no collective bargaining agreement is currently being negotiated by the Company or any of the Company Subsidiaries, and to the Knowledge of the Company, no union is currently attempting to organize or otherwise represent any employees of the Company or any of the Company Subsidiaries. No claim in respect of the employment of any employee of the Company or any of the Company Subsidiaries has been asserted and is currently pending or threatened to the Company in writing, or to the Knowledge of the Company has been otherwise threatened, against the Company or any of the Company Subsidiaries, including any claim that has resulted or could reasonably be expected to result in a proceeding before a governmental authority. Neither the Company nor the Company Subsidiaries has suffered an “employment loss” (as that term is defined in the Worker Adjustment and Retraining Notification Act and related regulations) in the 90 day period prior to the date of this Agreement. The Company has made available to Parent true and correct copies of any written material relating to the material personnel policies of the Company and the Company Subsidiaries.

4.14 Employee Benefits.

(a) Benefit Plans. Section 4.14(a) of the Company Disclosure Schedule contains a true and complete list of all employee benefit plans, policies, programs, practices, agreements, understandings, or arrangements providing compensation or other benefits to any present or former employees, directors, officers, or consultants of the Company or any ERISA Affiliate or their dependents or beneficiaries, with respect to which the Company or an ERISA Affiliate has, or, within the six year period preceding the date of this Agreement, has had, an obligation to contribute to or any other liability, whether actual or contingent, including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA, any deferred compensation, bonus, stock option, restricted stock, incentive, profit sharing, retirement, savings, medical, health, life insurance, disability, sick leave, cafeteria or flexible spending, vacation, unemployment compensation, severance or change in control agreements, and any other employee benefit plans, arrangements, programs, policies, practices, agreements, or understandings (collectively, the “Company Benefit Plans”), whether funded or unfunded, insured or uninsured, written or unwritten.

(b) Contributions. All contributions and other payments required to be made by the Company or any ERISA Affiliate to or under any Company Benefit Plan (or to any Person pursuant to the terms thereof) have been made when due, or, if not yet due, the amount of such payment or contribution obligation has been reflected on the Interim Financial Statements.

(c) Qualification. Each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has either (i) received a favorable determination or opinion letter issued by the IRS as to its qualified status, or (ii) may rely upon a favorable prototype opinion letter from the IRS, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no events have occurred since the issuance of such letter that would be reasonably expected to adversely affect the tax–qualified status of such Company Benefit Plan or the exempt status of such trust.

(d) Compliance With Applicable Laws. Each Company Benefit Plan has been maintained, administered, and operated in compliance in all material respects with Applicable Laws, including, without limitation, ERISA and the Code. With respect to the Company Benefit Plans, all Tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate governmental entity and all notices and disclosures have been timely provided to participants. With respect to the Company Benefit Plans, individually and in the aggregate, no event has occurred and, to the Knowledge of the Company, there does not now exist any condition or set of circumstances that could subject the Company or any of the Company Subsidiaries to any material liability arising under the Code, ERISA or any other Applicable Laws, excluding liability for benefit claims and funding obligations payable in the ordinary course.

(e) Welfare Plans. None of the Company Benefit Plans that are “welfare plans” within the meaning of Section 3(1) of ERISA provide for any post–employment or retiree benefits in the form of medical, disability or life insurance, other than continuation coverage required to be provided under Section 4980B of the Code, Part 6 of Title I of ERISA, or applicable state law. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The Company and each ERISA Affiliate is in compliance in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including the proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) Plan Documents. The Company has made available to the Purchaser and Parent true and correct copies of the following documents with respect to each Company Benefit Plan, where applicable: (i) each Company Benefit Plan, including without limitation all current plan documents and all amendments thereto, and the most recent summaries and summary plan descriptions, including any summary of material modifications, furnished to employees (ii) the three most recently filed annual reports (Form 5500–series), including all schedules and attachments thereto, (iii) each current related trust agreement, insurance contract or other funding arrangement and all amendments thereto, (iv) the most recent determination or opinion letter issued by the IRS with respect to the qualified status of such Company Benefit Plan, and any currently-pending application for such a letter, (v) the most recent actuarial report, valuation, or other financial statement relating to such Company Benefit Plan, (vi) written descriptions of unwritten Company Benefit Plans, (vii) the most recent nondiscrimination tests performed under the Code, and (viii) all filings made with any governmental entities, including but not limited to any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(g) Pension Plans. No Company Benefit Plan has incurred any “accumulated funding deficiency” (as defined in Section 412 of the Code or Part 3 of Title I of ERISA), nor is

any Company Benefit Plan subject to Title IV of ERISA or Section 412 of the Code, or a “multiemployer plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”). Neither the Company nor any ERISA Affiliate has sponsored, maintained, participated in, contributed to, or has been required to participate in or contribute to a Multiemployer Plan or other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code, and neither the Company nor any ERISA Affiliate has incurred or reasonably expects to incur any withdrawal liability with respect to any Multiemployer Plan. None of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code.

(h) Prohibited Transactions. To the Knowledge of the Company, there have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any of the Company Benefit Plans that could result in liability to the Company or any ERISA Affiliate.

(i) Change in Control. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment, acceleration or creation of any rights of any person to benefits under any Company Benefit Plan. No amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) by any employee, officer, director or other service provider of the Company or the Company Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j) Section 409A. No Company Benefit Plan or payment or benefit provided pursuant to any Company Benefit Plan between the Company or a Company Subsidiary and any “service provider” (within the meaning of Section 409A of the Code), including the grant, vesting or exercise of any stock option or stock appreciation right, will or may provide for the deferral of compensation subject to Section 409A of the Code, whether pursuant to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) or otherwise. Each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005 through the date hereof.

(k) Foreign Plans. With respect to each employee benefit plan, program, or other arrangement providing compensation or benefits to any employee or former employee of the Company or any of the Company Subsidiaries (or any dependent thereof) which is subject to the laws of any jurisdiction outside of the United States (the “Foreign Plans”): (i) such Foreign Plan has been maintained in all material respects in accordance with all applicable requirements and all applicable laws, (ii) if intended to qualify for special tax treatment, such Foreign Plan meets all requirements for such treatment, (iii) if intended or required to be funded and/or book-reserved, such Foreign Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iv) no material liability exists or reasonably could be imposed upon the assets of the Company or any of the Company Subsidiaries by reason of such Foreign Plan.

4.15 Insurance. Section 4.15 of the Company Disclosure Schedule sets forth a true and correct list of all policies or binders of fire, liability, workers’ compensation, vehicular or other insurance held by or on behalf of the Company or any of the Company Subsidiaries specifying the insurer, the agent, the policy number or covering note number with respect to binders, describing any retroactive premium adjustment or other loss sharing arrangements and describing each pending claim thereunder of more than $15,000. Such policies and binders are valid, binding and in full force and effect, and will continue to be valid, binding and in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby. There are no outstanding unpaid claims under any such policy or binder. Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any other party to any such policy, is in breach of or default under such policy (including with respect to the payment of premiums or the giving of notice) which would result in loss of coverage, and to the Knowledge of the Company no event has occurred which, with notice or the lapse of time, would constitute such a breach or default resulting in loss of coverage, or permit termination or modification adverse to the Company or a Company Subsidiary under such policy, and to the Knowledge of the Company, no other party to any such policy has repudiated any provision thereof. Neither the Company nor any of the Company Subsidiaries has received a notice of cancellation or non–renewal of any such policy or binder.

4.16 Suppliers and Customers. Section 4.16 of the Company Disclosure Schedule is a correct and current list of all customers and suppliers of the Company and the Company Subsidiaries who purchased more than $30,000 of products or services from the Company and the Company Subsidiaries or sold more than $30,000 of products or services to the Company or the Company Subsidiaries during the Company’s most recently completed fiscal year, together with the aggregate amount of the sales made to each such customer and purchases made from each such supplier during such fiscal year. Neither the Company nor any of the Company Subsidiaries have received any written notice from any supplier or customer listed on Section 4.16 of the Company Disclosure Schedule that such supplier or customer intends to terminate its relationship with the Company or any of the Company Subsidiaries or to materially decrease or limit its services or products to the Company or any of the Company Subsidiaries or its purchases of the services and products of the Company or the Company Subsidiaries.

4.17 Banking Facilities. Section 4.17 of the Company Disclosure Schedule contains a true and complete list of:

(a) each bank, savings and loan or similar financial institution in which the Company or any of the Company Subsidiaries has an account or safety deposit box and the numbers of the accounts or safety deposit boxes maintained by the Company; and

(b) the names of all Persons authorized to draw on each such account or to have access to any such safety deposit box facility, together with a description of the authority (and conditions thereof, if any) of each such Person with respect thereto.

4.18 Broker. Except for USBX Advisory Services, LLC and its successors, including without limitation, Imperial Capital, LLC (“USBX”), which has been engaged by the Company, no broker, finder, agent or similar intermediary has acted for or on behalf of the Company or any of the Company Subsidiaries in connection with this Agreement or the transactions contemplated herein, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Company or any of the Company Subsidiaries. The Purchaser and Parent shall have no liability or obligation whatsoever either directly or indirectly for any fee owed to USBX or any other such broker, finder, agent or similar intermediary, and any such fees will be the sole responsibility of the Members.

4.19 Noncontravention. Neither the execution and the delivery of this Agreement and all other Member Documents nor the consummation of the transactions contemplated herein and therein will (i) violate any provision of the Articles of Organization or Operating Agreement of the Company or the equivalent documents of any Company Subsidiary; (ii) violate, conflict with, or constitute a default under any Material Contract; (iii) require the consent of any party to any Material Contract or any Governmental Entity; or (iv) violate any Applicable Laws or Orders or constitution, charge or other restriction of any Authority to which the Company or any Company Subsidiary or their collective property is subject.

4.20 Inventory. The inventory reflected in the Company Balance Sheet or thereafter acquired has been determined and valued in accordance with GAAP as reflected in the Company Balance Sheet and the Company’s books and records. Company’s inventories (whether raw materials, work–in–process, or other inventory) consist of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, other than obsolete inventory and inventory of substandard quality, all of which has been written off or written down to net realizable value on the Company Balance Sheet or the Interim Balance or on the accounting records of the Company and the Company Subsidiaries as of the Closing Date, as the case may be, and the quantities of such inventory are not excessive but reasonable in the circumstances of the Company and the Company Subsidiaries as of the date of this Agreement. To the Knowledge of the Company, no previously sold inventory is subject to refunds materially in excess of that historically experienced by the Company. All material commitments or orders for work–in–process were entered into by the Company or the applicable Company Subsidiary in the ordinary course of business consistent with past practice.

4.21 Books and Records. The books, records and accounts that the Company has made and kept (and given the Purchaser and Parent access to) are true, correct and complete in all material respects and, in reasonable detail, accurately and fairly reflect the activities of the Company. The minute books of the Company previously made available to the Purchaser and Parent accurately and adequately reflect all material action previously taken by the members, Board of Directors and committees of the Board of Directors of the Company, respectively.

4.22 Foreign Corrupt Practices Act. None of the Company, any Company Subsidiary or any officer, director, employee or agent of the Company or any Company Subsidiary or any Member thereof acting on behalf of Company or any Company Subsidiary, has done any act or authorized, directed or participated in any act in violation of any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, applied to such Person.

4.23 Tangible Assets. The Company and the Company Subsidiaries own or lease all buildings, machinery, equipment, and other tangible assets necessary for the conduct of their businesses as conducted as of the date of this Agreement. Each such tangible asset is free from material defects (patent and latent), has been maintained substantially in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is used as of the date of this Agreement.

4.24 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of any of the Company and the Company Subsidiaries.

4.25 Guaranties. None of the Company and the Company Subsidiaries is a guarantor or otherwise is liable for any Liability or obligation (including indebtedness) of any other Person (other than the liability of the Company for the Liabilities and obligations of the Company Subsidiaries under Applicable Law, if any).

4.26 Disclosure. No representation or warranty of the Company in this Agreement and no statement in the Company Disclosure Schedule omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

Each Member, severally and not jointly, represents and warrants to the Purchaser and Parent that:

5.1 Due Authorization; Enforceability. Such Member has the power and authority to execute, deliver and perform his or her obligations under this Agreement. The execution and delivery of this Agreement, and the performance of his or her obligations hereunder, have been duly authorized and approved by such Member and do not require any further authorization or consent. This Agreement has been duly authorized, executed and delivered by such Member and (assuming the valid authorization, execution and delivery of this Agreement by the Purchaser, Parent and the Company) constitutes the legal, valid and binding obligations of such Member enforceable in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Applicable Laws affecting creditors’ rights generally or by general equitable principles affecting the enforcement of contracts.

5.2 Title to Membership Interests. Such Member has good and marketable title to and is the legal and beneficial owner of the Membership Interests to be transferred to the Purchaser by such Member, and upon consummation of the purchase contemplated herein, the Purchaser will acquire from such Member good and marketable title to such Membership Interests, free and clear of all Liens excepting only such restrictions upon transfer, if any, as may be imposed by Applicable Law.

5.3 Adverse Agreements; Consents. Neither the execution nor delivery by such Member of this Agreement, nor the consummation by such Member of the transactions contemplated herein or therein, will (i) violate, conflict with, or constitute a default under any material Contract to which such Member is a party or by which it or its property is bound or (ii) require the consent of any party to any material Contract to which such Member is a party or by which it or its property is bound.

5.4 No Adverse Litigation. Such Member is not a party to any pending litigation which seeks to enjoin or restrict such Member’s ability to sell or transfer such Member’s Membership Interests hereunder, nor is any such litigation threatened against such Member. Furthermore, there is no litigation pending or threatened against such Member which, if decided adversely to such Member, could reasonably be expected to adversely affect such Member’s ability to consummate the transactions contemplated herein.

5.5 Independent Analysis. The Members acknowledge and agree that the representations and warranties of the Purchaser and Parent in ARTICLE VI constitute the sole and exclusive representations and warranties of any of the Purchaser, Parent and their respective Affiliates and Representatives to the Company and the Members in connection with the transactions contemplated hereby, and the Members acknowledge and agree that neither the Purchaser, Parent, nor any of their respective Affiliates and Representatives is making any representation or warranty whatsoever express or implied, beyond those expressly given in this Agreement. The Members further acknowledge and agree that any cost estimates, forecasts, projections, Earn–Out Exhibits or other predictions or forward-looking information that may have been provided to the Members or any of their Affiliates or any of their respective Representatives are not representations or warranties of the Purchaser or Parent or any of their respective Affiliates and Representatives.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

The Purchaser and Parent jointly and severally represent and warrant to the Members and the Company as follows:

6.1 Due Incorporation. Each of the Purchaser and Parent is a corporation duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation and has all corporate power and authority to own, lease and operate its assets, properties and business and to carry on its business as now conducted.

6.2 Due Authorization; Enforceability. Each of the Purchaser and Parent has all corporate power and authority to, and has taken all corporate actions necessary to authorize it to, enter into, execute and deliver and perform its obligations under this Agreement and all other Purchaser Documents and to consummate the transactions contemplated herein and therein. This Agreement has been duly and validly executed by the Purchaser and Parent and (assuming the due authorization, execution and delivery by the Company and the Members) constitutes the legal, valid and binding obligations of the Purchaser and Parent, enforceable in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Applicable Laws affecting creditors’ rights generally or by general equitable principles affecting the enforcement of contracts.

6.3 No Violation. Neither the execution and delivery of this Agreement and all other Purchaser Documents nor the consummation of the transactions contemplated herein and therein will (i) violate any provision of the Certificate of Incorporation or bylaws of the Purchaser or Parent; (ii) violate, conflict with, or constitute a default under any material Contract to which the Purchaser or Parent is a party or by which it or its property is bound; (iii) require the consent of any party to any material Contract to which the Purchaser or Parent is a party by which it or its property is bound; or (iv) violate any Applicable Laws or Orders to which Parent or its property is subject.

6.4 Regulatory and Other Approvals. There is no consent, approval, authorization, notice, filing, exemption or other requirement which must, pursuant to any Applicable Law or Order or the terms of any material Contract to which the Purchaser or Parent is a party or to which its properties are subject, be obtained from any Authority or Person or which must otherwise be satisfied by the Purchaser or Parent in order that (i) the execution or delivery by the Purchaser and Parent of this Agreement and any of the Purchaser Documents or (ii) the consummation of the transactions contemplated herein or therein will not violate any Applicable Law or Order or the terms of any such material Contract of the Purchaser or Parent.

6.5 Broker. Except for Wachovia Capital Markets, LLC, which has been engaged by Parent, no broker, finder, agent or similar intermediary has acted for or on behalf of the Purchaser or Parent in connection with this Agreement or the transactions contemplated herein, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s, or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Purchaser or Parent or any action taken by the Purchaser or Parent. Neither the Company nor the Members nor any Company Subsidiary nor any of their equity holders shall have any liability or obligation whatsoever either directly or indirectly for any fee owed to Wachovia Capital Markets, LLC or any other such broker, finder, agent or similar intermediary, and any such fees will be the sole responsibility of the Purchaser and Parent.

6.6 Financial Ability. The Purchaser and Parent have sufficient cash on hand from Parent’s immediately available internal organization funds or available under a currently established committed credit facility or unutilized lines of credit with financial institutions to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder (including, without limitation, its obligation to pay the Purchase Price pursuant to Section 2.1).

6.7 Solvency. Each of the Purchaser and Parent is not now insolvent, and will not be rendered insolvent by the consummation of the transactions contemplated hereby.

6.8 Investment Intent. The Purchaser will acquire its interests in the Company and the Company Subsidiaries for investment only, and not with a view toward or for sale in connection with any distribution thereof or with any present intention of distributing or selling any interest therein.

6.9 Independent Analysis. The Purchaser and Parent each acknowledge and agree that the representations and warranties of the Company in ARTICLE IV and the representations and warranties of the Members in ARTICLE V constitute the sole and exclusive representations and warranties of any of the Company, the Company Subsidiaries and the Members and their respective Affiliates and Representatives to the Purchaser and Parent in connection with the transactions contemplated hereby, and each of the Purchaser and Parent acknowledges and agrees that neither the Company nor any Company Subsidiary nor any Member nor any of their respective Affiliates and Representatives is making any representation or warranty whatsoever express or implied, beyond those expressly given in this Agreement. Each of the Purchaser and Parent further acknowledges and agrees that any cost estimates, forecasts, projections or other predictions or forward-looking information that may have been provided to the Purchaser, Parent or any of its Affiliates or any of their respective Representatives are not representations or warranties of any of the Company, any Company Subsidiary or any Member or any of their respective Affiliates and Representatives.

ARTICLE VII

OTHER COVENANTS

7.1 Maintenance of Business. With respect to the period between the date of this Agreement and the Closing, the Company shall (and the Company shall cause the Company Subsidiaries to) (a) use commercially reasonable efforts to maintain their assets in good operating condition and repair in accordance with past practices (normal wear and tear excepted), (b) maintain insurance comparable to that in effect on the Company Balance Sheet Date, (c) maintain inventory and supplies at customary and adequate operating levels consistent with past practice and replace in accordance with past practice any inoperable, worn out, damaged or obsolete assets with modern assets of at least comparable quality, (d) maintain its Books and Records in accordance with past custom and practice as used in the preparation of the Company Financial Statements, (e) use commercially reasonable efforts to maintain in full force and effect the existence of all Intellectual Property Rights owned by the Company or the Subsidiary Companies and reasonably necessary to conduct the business of the Company as currently conducted, (f) use commercially reasonable efforts to preserve intact the current business organization of the Company, (g) use commercially reasonable efforts to keep available the services of the current officers, employees, and agents of the Company, and (h) use commercially reasonable efforts to maintain the relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with the Company.

7.2 Company’s Negative Covenants. Except as (i) required pursuant to, or contemplated by, this Agreement, (ii) set forth on Section 7.2 of the Company Disclosure Schedule or (iii) agreed in writing by the Purchaser or Parent (which agreement shall not be unreasonably withheld or delayed), from the date hereof until the earlier of (x) the valid termination of this Agreement in accordance with ARTICLE X hereto, or (y) the Closing Date, neither the Company nor any of the Company Subsidiaries shall:

(a) other than as required by Applicable Law or the terms of any Contracts or Labor Agreements existing on the date hereof, make any change in, or accelerate the vesting of, the compensation or benefits payable or to become payable to, or grant any severance or termination pay to, any of its officers, directors, managers, members, employees, agents or consultants or enter into or amend any Labor Agreement, or make any loans to any of its officers, directors, managers, members, employees, affiliates or agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to a benefit plan or otherwise; provided, however, that this paragraph (a) shall not prevent the Company or any of the Company Subsidiaries from entering into at–will offer letters with new non–officer employees in the ordinary course of business; provided, further, that after the date of the Agreement, the Company shall not accelerate the vesting of, or make changes in, equity based compensation, options or restricted stock, other than by permitting the acceleration of any options or other equity based compensation pursuant to the terms of agreements in existence on the date hereof which require such acceleration.

(b) other than in the ordinary course of business consistent with past practice or as required by Applicable Law or the terms of any Contracts or Labor Agreements existing on the date hereof: (i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, manager, member or employee, or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, managers, members, employees or affiliates of the Company or any Company Subsidiaries of any amount relating to unused vacation days; or (ii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment agreement with or for the benefit of any Company or any Company Subsidiaries’ director, officer, manager, member, employee or agent, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing; provided, further, that after the date of this Agreement, the Company shall not accelerate the vesting of, or make changes in, equity based compensation, options or restricted stock, other than by permitting the acceleration of any options or other equity based compensation pursuant to the terms of agreements in existence on the date hereof which require such acceleration;

(c) announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary other than routine employee terminations;

(d) enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing;

(e) (i) pay, discharge or satisfy any material Liabilities, other than the payment, discharge, or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities disclosed, reflected or reserved against in the Company Financial Statements (in the case of reserves, for amounts not in excess of such reserves) or incurred since the date of such Company Financial Statements in the ordinary course of business consistent with past practice, (ii) cancel, discharge or adversely modify the terms of any indebtedness owed to the Company or (iii) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(f) incur, assume or otherwise become subject to any liability, except for current liabilities (of the type required to be reflected in the “liabilities” column of a balance sheet prepared in accordance with GAAP) incurred in the ordinary course of business consistent with past practice;

(g) waive any benefits of, agree to modify in any respect, fail to enforce, or consent to any matter with respect to which consent is required under, any letter of intent, confidentiality or similar agreement to which it is a party;

(h) make any change in accounting policies or procedures, other than as required by GAAP;

(i) write up, write down or write off the book value of its assets, except for depreciation and amortization and write–downs and reserves required or permitted by GAAP consistently applied;

(j) enter into, amend, or terminate: (i) any license, distributorship, dealer or sales representative agreement (other than non–exclusive license, distributorship, dealer or sales representative arrangements in the ordinary course of business consistent with past practice); (ii) any joint venture or credit or similar agreement; or (iii) any Contract or transaction (other than purchase orders, sales orders and Contracts or transactions permitted by any of the other clauses in this Section 7.2) involving a remaining commitment by or to the Company of at least $10,000;

(k) cancel or waive any claims or rights with a value to the Company in excess of $10,000;

(l) enter into, modify, amend or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (i) impair its ability to perform its obligations under this Agreement in any material respect; (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement; (iii) limit or restrict the Company or any Company Subsidiary or any of their successors and assigns from engaging or competing in any line of business or in any geographic area or (iv) otherwise adversely affect the Company or any Company Subsidiary;

(m) enter into any Contract to the extent consummation of the transactions contemplated by this Agreement or compliance by Company with the provisions of this Agreement would reasonably be expected to (i) conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time, or both) under, such Contract, (ii) give rise to a right of, or result in, termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under such Contract or (iii) result in the creation of any Lien encumbrance in or upon any of its properties or other assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of, such contract or agreement;

(n) enter into any Contract containing any restriction on the ability of Company or any Company Subsidiary to assign its rights, interests or obligations thereunder; or

(o) make or change any Tax election; settle or compromise any claim, notice, audit report or assessment in respect of Taxes, file any amended Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrender any right to claim a Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment.

Notwithstanding the foregoing, the parties acknowledge and agree that the Company is entitled under each of the Subsidiary Purchase Agreements to assign all of its rights in respect of indemnification from the Purchaser Owners thereunder, and all of its rights under the escrow agreements to be entered into pursuant to such Subsidiary Purchase Agreements, to the Members’ Representative, and in the event that such rights are so assigned, the Purchaser and Parent covenant and agree to cooperate with the Members’ Representative in its enforcement of such rights and from time to time to execute and deliver documents and instruments and take further or other actions reasonably necessary or desirable to effect and perfect such assignment of such rights.

7.3 Third–Party Notices and Consents. During the period between the date of this Agreement and the Closing, the Company shall (and the Company shall cause the Company Subsidiaries to) use commercially reasonable efforts to give or obtain all required Third–Party Approvals.

7.4 Governmental Notices and Consents. During the period between the date of this Agreement and the Closing, the Company, the Purchaser and Parent shall give any notices to, make any filings with, and use commercially reasonable efforts to obtain the Governmental Approvals. Notwithstanding the foregoing, nothing in this Section 7.4 shall prohibit the Company from taking any action or omitting to take any action as required or as expressly contemplated by this Agreement.

7.5 Maintain Records. For a period of seven years after the Closing Date, each Member shall have reasonable access to the Books and Records of the Company and the Company Subsidiaries relating to periods prior to the Closing (including any Books and Records relating to Taxes and Tax Returns relating to periods prior to the Closing), to the extent that such access may reasonably be required by such Member in connection with matters relating to or affected by the operations of the Company or the Company Subsidiaries prior to the Closing Date, including the preparation of the Member’s Tax Returns, any Tax audits, the defense or prosecution of litigation (including arbitration or mediation and including in respect of indemnification claims hereunder), and any other reasonable need of the Member to consult such Books and Records. Such access shall be afforded by the Purchaser upon receipt of reasonable advance notice and during normal business hours, and in such a way as not to unreasonably disrupt the Purchaser’s operations and employees. The Member seeking access shall be solely responsible for any costs or expenses incurred by him or her pursuant to this Section 7.5. In addition, if, prior to the expiration of such seven year period, the Purchaser, Parent, the Company or any Company Subsidiary shall desire to dispose of any of such Books or Records of the Company or any Company Subsidiary relating to periods prior to the Closing, the Purchaser and Parent shall, prior to such disposition, give the Members a reasonable opportunity to segregate and remove such books and records as any Member may select. Any Member may retain copies of any Contracts, documents or records: (i) which primarily relate to properties or activities of such Member other than the Company and the Company Subsidiaries, (ii) which are required to be retained pursuant to any legal requirement (or are subject to the attorney–client privilege), or (iii) which are reasonably required to be retained by such Member for Tax purposes or for legal defense or prosecution purposes (including arbitration or mediation). The Members acknowledge and agree that from and after the Closing, the Purchaser will be entitled to possession of all documents, books, records (including Tax records), agreements and financial data of any sort relating to the Company and the Company Subsidiaries, subject to the Members’ right to retain copies of Contracts, documents or records in accordance with the preceding sentence. The Members further acknowledge and agree to use information made available to them pursuant to this Section 7.5 only for the purposes permitted in this Section 7.5 or in connection with the transactions contemplated by this Agreement (including, without limitation, in connection with the preparation of a Member’s Tax Returns, any Tax audits, the defense or prosecution of litigation (including arbitration or mediation and including in respect of indemnification claims hereunder)) and not to, directly or indirectly, disclose, divulge, reveal, report, publish, transfer or use for any other purpose whatsoever any of such information.

7.6 Tax Covenants.

(a) The Members shall prepare and timely file all Tax Returns with the appropriate federal, state, local and foreign Tax Authorities of the Company and the Company Subsidiaries for Tax periods ending on or prior to the Closing Date and shall timely pay all Taxes due with respect to such Tax Returns; provided, however, that any such Tax Returns shall be submitted to the Purchaser not later than 30 days prior to the due date for filing such Tax Returns (including extensions) for review and approval by the Purchaser, which approval may not be unreasonably withheld or delayed and which approval shall be deemed to have been given if the Purchaser does not respond within 15 days after such Tax Return was submitted. The Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Straddle Period Tax Returns required to be filed by the Company and the Company Subsidiaries and shall cause the Company and the Company Subsidiaries to pay the Taxes shown to be due thereon; provided, however, that (i) such Tax Returns shall be filed in a manner consistent with Applicable Law, (ii) such Tax Returns shall be submitted to the Members’ Representative not later than 30 days prior to the due date for filing such Tax Returns (including extensions) for review and approval by the Members’ Representative, which approval may not be unreasonably withheld or delayed and which approval shall be deemed to have been given if the Members’ Representative does not respond within 15 days after such Tax Return was submitted, and (iii) the Members shall promptly reimburse the Purchaser for the portion of such Taxes for the Pre–Closing Tax Period. The Members shall promptly furnish to the Purchaser all information and records reasonably requested by the Purchaser for use in preparation of any Straddle Period Tax Returns.

(b) In the case of any Straddle Period, (i) real, personal and intangible property Taxes of the Company and the Company Subsidiaries for the Pre–Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre–Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) Taxes of the Company and the Company Subsidiaries, other than those covered in clause (i) of this Section 7.6(b), for the Pre–Closing Tax Period shall be computed as if such Straddle Period ended as of the close of business on the Closing Date; provided, that any transaction solely attributable to actions of Purchaser or Parent after the Closing outside of the ordinary course of business shall be deemed to occur on the next business day.

(c) The Members, the Purchaser and Parent will each provide the other, and subsequent to the Closing, the Purchaser and Parent will cause the Company to provide the Members with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, any audit or other examination by any Tax Authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and provide the requesting party with any records or information that may be reasonably relevant to such return, audit or examination, proceedings or determination. The party requesting assistance will reimburse the other party for reasonable out-of-pocket expenses (other than salaries or wages of any employees of the parties) incurred in providing such assistance. Any information obtained pursuant to this Section 7.6(c) or pursuant to any other Section hereof providing for the sharing of information or the review of any Tax Return or other schedule relating to Taxes will be kept confidential by the parties.

(d) The Purchase Price shall be allocated among the assets deemed purchased from the Members in accordance with Code Section 1060 and Treasury Regulations thereunder (and any similar provision of state, local or foreign law, as appropriate) and in a manner consistent with the principles set forth on Schedule III. The parties shall report, act, and file tax returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation agreed. None of the parties shall take any position (whether in audits, tax returns, or otherwise) that is inconsistent with such allocation unless required to do so by Applicable Law.

(e) All Tax sharing and allocation agreements, and all similar arrangements, other than those solely among and between the Company and the Company Subsidiaries, shall be terminated as of the Closing, and none of the Company and the Company Subsidiaries shall have any further obligations thereunder.

7.7 Refunds and Credits. All refunds of Taxes or credits in lieu of refunds of Taxes (including interest thereon) of the Company or the Company Subsidiaries with respect to any Pre-Closing Tax Period shall be for the account of the Members (collectively, “Members’ Refunds”). To the extent that any Members’ Refund is actually received or used by the Purchaser or any of its Affiliates (including the Company after the Closing), the Purchaser shall pay (or cause to be paid) to the Members, within 20 Business Days of such receipt or use of such Members’ Refund, the amount of such Members’ Refund (reduced by any Taxes required to be paid by or Tax cost to the Purchaser or any of its Affiliates (including the Company) in connection with the receipt of any Members’ Refund); provided, that the Purchaser may set off against such payment any amounts owing by the Members to any Purchaser Indemnified Party pursuant to Section 9.2(a)(v). The Purchaser shall use its commercially reasonable efforts to obtain (or cause to be obtained) the receipt of any Members’ Refunds.

7.8 Access. The Company shall afford, and cause its Representatives to afford, to the Purchaser and its accounting, legal and financial advisors, as well as their respective Representatives, reasonable access at all reasonable times and during normal business hours to the Company’s and the Company Subsidiaries’ executive personnel and to business, financial, legal, tax, compensation and other data and information concerning the affairs and operations of the Company and the Company Subsidiaries, upon reasonable advance notice to Bruce Beach; provided, that the Purchaser agrees that its investigation shall be conducted in such a manner as to not unduly disrupt or unreasonably interfere with the operations of the business of the Company or the Company Subsidiaries. The Purchaser shall not use any information obtained from such access for any purpose other than assisting the Purchaser in evaluating the Company and the Company Subsidiaries and in closing the transaction contemplated hereunder.

7.9 Competing Transaction.

(a) Prior to the Closing, neither the Company nor any Company Subsidiary nor any Member shall (whether directly or indirectly through any Affiliate or Representative or otherwise) (i) enter into any letter of intent or similar document or any agreement, agreement in principle or other commitment relating to any merger, consolidation, business combination with, recapitalization of, or acquisition of all or a significant portion of the assets of, or any material equity interest in, the Company or any portion thereof or relating to any other similar transaction (each, a “Competing Transaction”), (ii) solicit, initiate, encourage, take any action to facilitate or induce any inquiry with respect to, the making, submission or announcement of any proposal or offer from any Person that constitutes or may reasonably be expected to lead to any Competing Transaction, (iii) participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any Person to effect a Competing Transaction, (iv) furnish to any Person other than the Purchaser or Parent or their Representatives any information with respect to any Competing Transaction, or (v) approve, endorse or recommend any Competing Transaction.

(b) To the extent not previously done so, the Company and each of the Members shall, and shall cause their respective Affiliates and Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted heretofore with respect to a Competing Transaction. Neither the Company nor any Member shall release any third Person from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. The Company shall promptly notify the Purchaser and Parent of any bona fide written inquiry, proposal or offer relating to any Competing Transaction. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in Section 7.9(a)(i) – (iv) by any Representative of the Company or any Member given authority to act on behalf of the Company or any Member, shall be a breach of this Section 7.9 by the Company and such Member(s), as applicable. As promptly as practicable, and in any event within twenty–four hours, after receipt by the Company or the Members of any inquiry, any request for information, or the making of any proposal or offer that would reasonably be expected to lead to any Competing Transaction, the Company shall provide the Purchaser and Parent with oral and written notice of the material terms and conditions of such inquiry, request, proposal or offer and the identity of the Person or group making any such inquiry, request, proposal or offer, a copy of all written materials provided in connection with such inquiry, request, proposal or offer and a written summary of any such inquiry, request, proposal or offer, if it is not in writing.

7.10 Company Agents Indemnification and Insurance.

(a) Each of the Purchaser and Parent agrees that all rights to indemnification and exculpation from liability for acts and omissions occurring at or prior to the Closing and rights to advancements of expenses relating thereto now existing in favor of the current or former managers, directors, officers, employees, shareholders, members and agents of the Company and the Company Subsidiaries (the “Company Agents”) as provided in the Articles of Organization and Operating Agreement and equivalent organizational documents of the Company and the Company Subsidiaries or any indemnification agreement between the Company and the Company Subsidiaries, on the one hand, and any Company Agent, on the other hand, shall survive the Closing for a period of six years and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Company Agent, unless an alteration or modification of such document is required by Applicable Law or the Company Agent affected thereby otherwise consents in writing thereto.

(b) From and after the Closing, the Purchaser shall cause the Company to either: (i) cause to be obtained and have in effect at the Closing “tail” insurance policies with a premium amount equal to the lesser of 150% of the current policy and $15,000, and with a claims period of six years from the Closing with respect to officers’ and directors’ and employment practices liability insurance for acts or omissions occurring prior to the Closing (“D&O Insurance”) covering the persons who are currently covered by the Company’s current D&O Insurance on terms (as to coverage and amount) no less advantageous in the aggregate to such persons than under such current D&O Insurance; or (ii) provide and maintain, for a period of six years from and after the Closing, D&O Insurance covering such persons on terms (as to coverage and amount) no less advantageous in the aggregate to such persons than under such current D&O Insurance. Neither the Purchaser nor the Company shall be obligated to make annual premium payments for such tail or substitute coverage to the extent such premium exceeds $15,000, and if such premium exceeds such amount, the Purchaser shall purchase an insurance policy in an amount and with coverage as reasonably can be purchased for such amount.

(c) In the event that the Purchaser, the Company, any Company Subsidiary or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, necessary provision shall be made so that such Person assumes the obligations set forth in this Section 7.10.

7.11 Employee Benefits.

(a) For a period of one year following the Closing, none of the Company nor any Company Subsidiary shall be required without the prior written consent of the Members’ Representative to relocate its operations or employees from the Real Property currently leased by it.

(b) Employees of the Company and the Company Subsidiaries as of the Closing shall also be provided credit for all service with the Company and Company Subsidiaries, to the same extent as such service was credited for such purpose by the Company and the Company Subsidiaries for such employees under a corresponding Company Benefit Plan, under (i) all employee benefit plans, programs, policies and fringe benefits arrangements to be provided to such employees by Parent, the Company or the Company Subsidiaries for purposes of eligibility and vesting and (ii) vacation and sick leave plans, programs and policies maintained by Parent, the Company or the Company Subsidiaries for purposes of calculating the amount of each such employee’s vacation and sick leave; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits. With respect to each employee benefit plan, program or policy of Parent that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) in which current employees of the Company or the Company Subsidiaries participate following the Closing, Parent shall cause there to be waived any pre–existing condition limitations not otherwise applicable under the Company Benefit Plans.

(c) Notwithstanding the foregoing, nothing in this Section 7.11 or any other provision of the Agreement shall be interpreted to interfere with Parent’s rights to amend or terminate any of the employee benefit plans, programs, policies and arrangements maintained by Parent, so long as such amendment or termination does not result in a breach by Parent, the Company or a Company Subsidiary of their obligations under Sections 7.11(a) or 7.11(b), or interpreted as an amendment or other modification of any Company Benefit Plan.

(d) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.11 shall impede or limit the Purchaser, Parent, the Company or any Company Subsidiary from terminating any of their employees at any time for any reason or no reason, subject to the provisions of Applicable Law and, in respect of Kip Arnette, the Arnette Employment Agreement, and in respect of Bruce Beach, the Beach Employment Agreement.

7.12 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to cause the Closing to occur as promptly as practicable.

7.13 Transition. For a period of twelve months from the Closing, (a) none of Kip Arnette, Bruce Beach, Mike Carter or Don Dyer will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of any of the Company and the Company Subsidiaries from maintaining the same business relationships with the Company and the Company Subsidiaries after the Closing as it maintained with the Company and the Company Subsidiaries prior to the Closing and (b) each of Kip Arnette, Bruce Beach, Mike Carter and Don Dyer will refer all customer inquiries relating to the businesses of the Company and the Company Subsidiaries to the Purchaser and Parent.

7.14 Confidentiality. Each of the Members will (a) treat and hold as such all of the Confidential Information, (b) refrain from using any of the Confidential Information except in connection with this Agreement or the performance of his duties and obligations as a manager, officer, employee or independent contractor of the Company, or as authorized by this Agreement (including, without limitation, by Section 7.8), and (c) except for Members who are managers, officers or employees of the Company, deliver promptly to the Purchaser or destroy all tangible embodiments (and all copies) of the Confidential Information which are in his possession. In the event that any of the Members is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, that Member will notify the Purchaser and Parent promptly of the request or requirement so that the Purchaser and Parent may seek an appropriate protective order or waive compliance with the provisions of this Section 7.14. If, in the absence of a protective order or the receipt of a waiver hereunder, any of the Members is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that Member may disclose the Confidential Information to the tribunal; provided, however, that the disclosing Member shall use his commercially reasonable efforts to obtain, at the reasonable request and expense of Parent, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Purchaser or Parent shall designate.

7.15 Distribution of Company Payroll Contribution. On the Closing Date, the Company shall distribute to the employees and independent contractors of the Company and the Company Subsidiaries the amounts of the Company Payroll Contribution as directed by the Members’ Representative; provided, that to the extent that any amounts are not paid to such employee(s) or independent contractor(s) for any reason, then such amounts shall be added back to the Closing Cash Amount and shall be due and payable to the Members on the Closing Date in accordance with Section 2.1(f).

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions to Obligations of the Purchaser, Parent and the Members. The respective obligations of the Purchaser, Parent, the Company and the Members to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or prior to the Closing Date:

(a) No suit, action or other proceeding shall be pending before any Authority wherein an unfavorable injunction, judgment, order, decree or ruling would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such injunction, judgment, order, decree or ruling shall be in effect;

(b) The Purchaser and the Company shall have received or obtained all Third–Party Approvals from or to Authorities that are necessary (i) for the consummation of the transactions contemplated hereby or (ii) for the Purchaser to operate the businesses of and control the Company and the Company Subsidiaries following the Closing (collectively, the “Governmental Approvals”); and

(c) The Escrow Agent shall have executed and delivered the Escrow Agreement.

Any condition specified in this Section 8.1 may be waived if such a waiver is set forth in a writing duly executed by Parent, the Company and the Members’ Representative.

8.2 Conditions to Obligations of the Purchaser and Parent. The obligation of the Purchaser and Parent to consummate the transactions contemplated by this Agreement is further subject to the satisfaction of the following conditions on or prior to the Closing Date:

(a) The representations and warranties of the Company in ARTICLE IV and of the Members in ARTICLE V shall be true and correct (i) in all material respects as of the date hereof and (ii) on and as of the Closing Date, as though made on such date, except, in the case of each of (i) and (ii), (x) for those representations and warranties which refer to facts existing at a specific date, and then as of that date, and (y) as specifically contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications and references to Company Material Adverse Effect contained in such representations and warranties shall be disregarded), and each of the Members and the Company shall have performed in all material respects all of the covenants and agreements required to be performed by the Members and the Company hereunder prior to the Closing;

(b) At the Closing, the Company shall have delivered to the Purchaser and Parent: (i) a certificate signed by an executive officer of the Company, dated the Closing Date, stating that the conditions specified in Section 8.2(a) have been satisfied as of the Closing and attaching the articles of organization and operating agreement of the Company, in each case as amended through the date of such certificate; and (ii) certified copies of the resolutions of the Company’s managers authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein;

(c) There shall have been executed and delivered to the Purchaser and Parent a payoff letter (i) by Greglo, providing that payment of the Greglo Debt amount to Greglo at the Closing will satisfy in full all obligations of the Company and the Company Subsidiaries owed to Greglo, (ii) by Kip Arnette, providing that payment of the Arnette Debt amount to Kip Arnette at the Closing will satisfy in full all obligations of the Company owed to Kip Arnette in respect of the Arnette Debt, (iii) by CIT, providing that payment of the CIT Debt amount to CIT at the Closing will satisfy in full all obligations of the Company owed to CIT, (iv) by each Other Creditor, providing that payment of the portion of the Other Debt in respect of such Other Creditor to such Other Creditor at the Closing will satisfy in full all obligations of the Company owed to such Other Creditor in respect of indebtedness for borrowed money, and (v) by each of Stephen Hurst and Matthew Broderick, providing that upon payment to each of them of the amount set forth in that certain Confidentiality Agreement between the Company and each of them, the Company shall have made all payments due and payable to them thereunder and no additional payments or actions remain outstanding on the part of the Company thereunder;

(d) The Purchaser and Parent shall have received an affidavit of non–foreign status, dated as of the Closing Date and in form and substance as required under Treasury Regulations Section 1.1445-2(b), from each Member and each Subsidiary Owner who is able to provide one;

(e) [ INTENTIONALLY OMITTED ]

(f) The Company shall have received, obtained or given all Third–Party Approvals set forth on Exhibit E, which Third–Party Approvals represent all such approvals (other than from or to Authorities) that (i) are necessary for the consummation of the transactions contemplated hereby or (ii) could, if not obtained, materially adversely affect the conduct of the business of the Company and the Company Subsidiaries as conducted on the date hereof;

(g) The Purchaser and Parent shall have received from special transaction counsel to the Members an opinion in form and substance as set forth in Exhibit F attached hereto, addressed to the Purchaser and Parent, and dated as of the Closing Date;

(h) The Purchaser and Parent shall have received the resignations, effective as of the Closing, of each manager, director and officer of the Company other than those whom the Purchaser and Parent shall have specified in writing at least five business days prior to the Closing;

(i) All actions to be taken by the Company, the Company Subsidiaries and the Members in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Purchaser and Parent;

(j) The Members shall have delivered to the Purchaser and Parent a certificate dated not more than ten days prior to the Closing Date issued by the Secretary of State of the State of California stating that the Company is in good standing in such jurisdiction;

(k) Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect;

(l) Each of Kip Arnette and Bruce Beach shall have entered into a Non–Competition Agreement (exactly in the form set forth on Exhibit G attached hereto, without change), and the Non–Competition Agreements shall be in full force and effect with no notice that such executive officers do not intend to honor such Non–Competition Agreements for the terms set forth therein; and

(m) All of the Subsidiary Owners of each Company Subsidiary shall have executed and delivered to the Company a purchase agreement (each, a “Subsidiary Purchase Agreement”) providing that contingent upon, and effective as of immediately prior to, the Closing the Company shall purchase from such Subsidiary Owner all of his or her equity interests in the applicable Company Subsidiary for a price equal to his or her pro rata share (based on his or her equity interests in the applicable Subsidiary) of an aggregate amount equal to the product of (i) a percentage of the net proceeds of the Purchase Price to the Members and a percentage of future Earn–Out Payments payable to the Members and (ii) the percentage of equity interests owned by all of the Subsidiary Owners of such Company Subsidiary, and there shall be no conditions to any Subsidiary Owner’s obligation to consummate such purchase(s) other than the Closing and an undertaking by the Company to pay or cause to be paid to such Subsidiary Owner such pro rata share.

Any condition specified in this Section 8.2 may be waived by the Purchaser and Parent if such waiver is set forth in a writing duly executed by the Purchaser and Parent. Notwithstanding the failure of any one or more of the foregoing conditions in this Section 8.2, the Purchaser and Parent may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver. Waiver by the Purchaser and Parent of any condition specified in this Section 8.2 shall not affect any of the Purchaser’s and Parent’s other rights or remedies it may have against the Company, any Company Subsidiary and the Members (including any rights or remedies under ARTICLE IX).

8.3 Conditions to Obligations of the Company and the Members. The obligation of the Company and the Members to consummate the transactions contemplated by this Agreement is further subject to the satisfaction of the following conditions at or prior to the Closing:

(a) The representations and warranties of the Purchaser and Parent in ARTICLE VI shall be true and correct in all material respects: (a) as of the date hereof; and (b) on and as of the Closing Date, as though made on such date, and the Purchaser and Parent shall have performed in all material respects all of the covenants and agreements required to be performed by the Purchaser and Parent hereunder prior to the Closing;

(b) At the Closing, the Purchaser and Parent shall have delivered to the Company (i) a certificate signed by an executive officer of each of the Purchaser and Parent, dated the Closing Date, stating that the conditions specified in Section 8.3(a) have been satisfied, and (ii) certified copies of the resolutions of the board of directors of each of the Purchaser and Parent authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein; and

(c) All actions to be taken by the Purchaser and Parent in connection with consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Company and the Members’ Representative.

Any condition specified in this Section 8.3 may be waived by the Company and the Members’ Representative if such waiver is set forth in a writing duly executed by both the Company and the Members’ Representative. Notwithstanding the failure of any one or more of the foregoing conditions in this Section 8.3, the Company and the Members’ Representative may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver. Waiver by the Company and the Members’ Representative of any condition specified in this Section 8.3 shall not affect any of the Company’s, the Members’ or the Members’ Representative’s other rights or remedies it may have against the Purchaser and Parent (including any rights or remedies under ARTICLE IX).

ARTICLE IX

INDEMNIFICATION

9.1 Survival. The representations and warranties stated in or made pursuant to this Agreement shall survive and remain operative and be in full force and effect through March 15,

2009 (the “Survival Period”), provided, however, that (i) the representations and warranties contained in Sections 4.1 (Organization), 4.2 (Due Authorization), 4.3 (Capitalization), 4.4(a) (Subsidiaries), 4.7 (Tax Matters), 4.14 (Employee Benefits) and 4.18 (Brokers) shall remain operative and in full force and effect until the applicable statute of limitations and (ii) the representations and warranties contained in Section 4.11(b) (Intellectual Property) shall remain operative and in full force and effect for a period of four years from the Closing Date; provided, however, that if a Certificate relating to a breach of any representation or warranty set forth in any of the provisions of ARTICLE IV, ARTICLE V or ARTICLE VI is given to an Indemnifying Party during the Survival Period, then the Indemnified Party may proceed with the claim against such Indemnifying Party notwithstanding the expiration of such representation or warranty. Each party shall be entitled to rely upon the representations, warranties, covenants and agreements contained in this Agreement, including the Exhibits and Company Disclosure Schedule attached hereto, delivered in connection with the transactions contemplated hereby without regard to such party’s investigation, lack of investigation, knowledge, lack of knowledge or otherwise and, except as set forth in this Section 9.1 of this Agreement, the representations, warranties, covenants and agreements of each party hereto shall survive and remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Affiliate of such party or any of their Representatives, whether prior to or after the execution of this Agreement. The covenants and agreements of the parties hereto in this Agreement shall survive the Closing without any contractual limitations (as opposed to applicable statutes of limitations) on the period of survival except as expressly provided in this Agreement.

9.2 Indemnification.

(a) By the Members, Jointly and Severally. Subject to the provisions of this ARTICLE IX, the Members shall jointly and severally indemnify, defend and hold harmless the Purchaser, Parent, their Affiliates and their respective Representatives, and each of their successors and permitted assigns (each, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”), and, after the Closing, the Company and the Company Subsidiaries, from and against, and shall pay to the Purchaser Indemnified Parties the amount of, any and all losses, demands, claims, debts, actions, assessments, judgments, settlements, sanctions, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, known or unknown, due or to become due or otherwise), monetary damages, fines, Taxes, fees, penalties, interest obligations, deficiencies and expenses (including amounts paid in settlement, interest, court costs, costs of investigation, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation or preparation for litigation as incurred) (herein, “Damages”), incurred by the Purchaser Indemnified Parties arising, directly or indirectly, as a result of (i) the failure of any representation or warranty made by the Company in ARTICLE IV of this Agreement to be true and correct on the Closing Date, (ii) any non–fulfillment or breach of any covenant or agreement of the Members under this Agreement or of the Company and the Company Subsidiaries with respect to the period prior to the Closing, (iii) any lawsuit or claim brought against the Company or any officer, director or manager of the Company with respect to the willful misconduct or gross negligence by any such officer, director or manager of the Company prior to the Closing Date, (iv) Taxes of the Company and the Company Subsidiaries for a Pre–Closing Tax Period, or (v) any liability of the Company for matters disclosed on Sections 4.6(b), 4.7(a) or 4.10 of the Company Disclosure

Schedule as exceptions to the representations and warranties made by the Company in ARTICLE IV of this Agreement, other than, in the case of Section 4.10 thereof, liabilities related to the costs of enforcement of intellectual property rights, including litigation, opposition proceedings, cease and desist letters and responses thereto (provided, that such costs are taken into account for purposes of calculating Adjusted EBITDA).

(b) By Each Member, Severally and Not Jointly. Subject to the provisions of this ARTICLE IX, each Member shall severally (and not jointly) indemnify, defend and hold harmless the Purchaser Indemnified Parties, and, after the Closing, the Company and the Company Subsidiaries, from and against, and shall pay to the Purchaser Indemnified Parties the amount of, any and all Damages incurred by the Purchaser Indemnified Parties arising, directly or indirectly, as a result of (i) the failure of any representation or warranty made by such Member in ARTICLE V of this Agreement to be true and correct on the Closing Date and (ii) any non–fulfillment or breach of any covenant or agreement of such Member under this Agreement.

(c) By Purchaser and Parent. Subject to the provisions of this ARTICLE IX, the Purchaser and Parent shall indemnify, defend and hold harmless the Members, their respective Representatives, and each of their successors and permitted assigns (the “Member Indemnified Parties”) from and against, and shall pay to the Member Indemnified Parties the amount of, any and all Damages incurred by the Member Indemnified Parties arising, directly or indirectly, as a result of (i) the failure of any representation or warranty made by the Purchaser or Parent in ARTICLE VI of this Agreement to be true and correct on the Closing Date, (ii) any non–fulfillment or breach of any covenant or agreement of the Purchaser or Parent under this Agreement or (iii) the operations of the Company and the Company Subsidiaries from and after the Closing.

9.3 Limitations.

(a) Determination of Damages. All Damages hereunder shall be determined net of any Third–Party Awards.

(b) Basket for Purchaser and Parent Damages. Notwithstanding any other provision of this Agreement or otherwise, the Members shall be required to indemnify and hold harmless the Purchaser Indemnified Parties for Damages only to the extent that the aggregate amount of all Damages pursuant to Section 9.2 incurred by Purchaser Indemnified Parties, after deducting any Third–Party Awards in accordance with Section 9.3(a), exceeds $200,000 (the “Basket Amount”), in which event such Purchaser Indemnified Party shall be entitled to recover the full amount of such Basket Amount, including Damages comprising the Basket Amount; provided, however, that such Basket Amount will not apply to (and the Members shall be fully responsible for all Damages incurred by Purchaser Indemnified Parties for) Damages resulting from (A) intentional misrepresentation, fraud or willful breach hereof, (B) breaches of the representations and warranties set forth in the first sentence of Section 4.1 (Organization), Section 4.2 (Due Authorization), Section 4.3 (Capitalization), 4.4(a) (Subsidiaries), 4.7 (Taxes), 4.11(b) (Intellectual Property) and 4.18 (Brokers), and (C) those matters set forth in Sections 9.2(a)(iii)–(v) (the aforementioned causes giving rise to such Damages, “Exception Matters”);

(c) Cap for Joint and Several Indemnification Matters. Except as otherwise provided in this Section 9.3(c), the indemnification obligations of the Members hereunder (except for those obligations relating to the Exception Matters) shall be satisfied solely and exclusively from the Indemnity Escrow Amount then on deposit in the Indemnity Escrow Account or, if the Indemnity Escrow Amount is no longer available, from the Earn-Out Payments up to an aggregate amount equal to $10,000,000, and any liability of the Members hereunder (for indemnification or otherwise) shall terminate at such time as the aggregate amount of Damages paid by the Members for all matters other than the Exception Matters equals $10,000,000. Except with respect to the Indemnity Escrow Amount, the Earn–Out Payments and the provisions described below in this Section 9.3(c), none of the Members shall have any personal liability or obligation with respect to Indemnification under this ARTICLE IX, and the Purchaser and Parent shall not be entitled to seek recovery directly from any Member(s) in any manner; provided further, that the Purchaser Indemnified Parties may, without regard to the limitations in this Section 9.3(c), recover from the Members the full amount of Damages in connection with claims arising from the Exception Matters, but the Members shall not have any liability for Damages or obligations with respect thereto or with respect to non–Exception Matters together in the aggregate whatsoever in excess of the sum of the Base Amount plus the aggregate of the Earn–Out Payments actually paid to the Members; provided, further, that notwithstanding that the obligation of the Members to indemnify Purchaser Indemnified Parties pursuant to Section 9.2(a) is joint and several, no Member other than Kip Arnette or Bruce Beach shall be liable to any Purchaser Indemnified Party or responsible for more than his pro rata share (determined in accordance with his or her Percentage Ownership) of any indemnifiable Damages, but each Member hereby agrees with each other Member that in the event any other Member pays or is otherwise responsible (e.g., by way of set off against Earn–Out Payments otherwise payable to such Member) for more than his pro rata share of any such Damages, then such Member shall have a right of contribution against each other Member in an amount equal to such other Members’ pro rata share of such Damages (determined in accordance with their Percentage Ownership).

(d) Cap for Several and Not Joint Indemnification Matters. Notwithstanding any provision in this Agreement or otherwise to the contrary, with respect to the matters set forth in Section 9.2(b), no Member shall have any liability for Damages or obligations with respect thereto whatsoever (inclusive of amounts for which such Member is liable under Section 9.2(a)) in excess of the sum of the Base Amount plus the aggregate of the Earn–Out Payments actually paid to such Member.

(e) Exclusive Remedy. Except for remedies that cannot be waived as a matter of Law and injunctive and provisional relief, this ARTICLE IX shall be the exclusive remedy for breaches of representations, warranties, covenants and other agreements made in this Agreement or otherwise in respect of the transactions contemplated hereby. In furtherance of the foregoing, the Purchaser, Parent and the Members hereby waive on their own behalf and on behalf of each other applicable Indemnified Party, to the fullest extent permitted under Applicable Law, any and all rights, claims and causes of action it or they may have against the Purchaser, Parent or the Members, as the case may be, arising under or based upon any federal, foreign, state or local law, rule or regulation or other Applicable Law (including, without limitation, any such rights, claims or causes of action arising under or based on common law or otherwise).

(f) Effect of Knowledge. The right to indemnification based upon breach of representations, warranties, covenants, agreements or obligations will not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, whether as a result of disclosure by a party hereto or otherwise, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement or obligation, will not affect the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, agreements and obligations.

9.4 Indemnification Procedures.

(a) Certificate. As soon as practicable after the incurrence of Damages by an Indemnified Party, including, without limitation, any claim by a third party described in Section 9.4(c), which might give rise to indemnification hereunder, the Indemnified Party shall deliver to the Indemnifying Party (and, if the Indemnified Party is the Purchaser or Parent, to the Escrow Agent and to the Members’ Representative) a certificate (the “Certificate”), which Certificate shall:

(i) state that the Indemnified Party has paid or properly accrued Damages, or anticipates that it will incur liability for Damages; and

(ii) specify in reasonable detail each individual item of Damages included in the amount so stated, the date such item was paid or properly accrued, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty or breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnified Party claims to be entitled hereunder. In case any of the Damages have not then been liquidated or has not matured, the Indemnified Party shall state in the Certificate a good faith reasonable estimate of the amount thereof and the basis, in reasonable detail, for such estimate.

(b) Denial of Obligation to Indemnify. In case the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Certificate or object to the Indemnified Party’s estimate of the amount of any indemnifiable Damages specified therein, the Indemnifying Party shall, within 30 days after receipt by the Indemnifying Party of such Certificate, deliver to the Indemnified Party (and, if the Indemnifying Party is one or more Members, to the Escrow Agent at the address specified in the Escrow Agreement) a written notice to such effect. The Indemnifying Party and the Indemnified Party shall, within the 30 day period beginning on the date of receipt by the Indemnified Party of such written objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims (including the estimated amount thereof) to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party succeed in reaching agreement with respect to such matters, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement, a true and correct copy shall be delivered to the Escrow Agent by the Indemnified Party. Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts within such 30 day period, then either the Indemnified Party or the Indemnifying Party may immediately submit such dispute to arbitration in accordance with Section 11.7. For purposes of this Section 9.4(b), if the Indemnified Party is the Purchaser or Parent, the Indemnifying Party shall mean the Members’ Representative.

(c) Third–Party Claims.

(i) If any Purchaser Indemnified Party is entitled to indemnification under Section 9.2 for the Damages arising from, relating to or constituting any action instituted by any third party (any such third party action or proceeding being referred to as a “Third–Party Action”), the Purchaser or Parent shall give the Members’ Representative prompt written notice of the commencement of such Third-Party Action. The complaint or other papers pursuant to which the third party commenced such Third–Party Action shall be attached to such written notice. The failure to give prompt written notice shall not affect the Purchaser’s or Parent’s right to indemnification unless and to the extent such failure has adversely affected the ability of the Members’ Representative to defend such Third–Party Action.

(ii) The Members’ Representative may participate in, and, to the extent the Members’ Representative desires, at any time assume (at its own cost, risk and expense) the defense of, such Third–Party Action with reputable attorneys retained by the Members’ Representative and reasonably acceptable to the Purchaser and Parent (provided that such attorneys shall be deemed acceptable to the Purchaser and Parent if it does not object in writing to the Members’ Representative’s choice of counsel within ten Business Days of notice of same and provided further that Friedman Stroffe & Gerard, P.C., Good, Wildman, Hegness & Wallery, Friedman Stroffe & Gerard, P.C. and Sheppard, Mullin, Richter & Hampton LLP are each hereby deemed acceptable by the Purchaser and Parent), unless the named parties to such action or proceeding include both one or more Indemnifying Parties and the Purchaser and Parent, and the Purchaser and Parent has been advised by counsel that there are one or more legal defenses available to the Purchaser and Parent that are different from or additional to those available to an applicable Indemnifying Party or there is otherwise a conflict of interest that exists or is reasonably likely to exist that would make it inappropriate, in the reasonable judgment of the Purchaser and Parent, for the same counsel to represent both the Purchaser, Parent and the Indemnifying Parties, in which event the Purchaser and Parent shall be entitled, at the Purchaser’s and Parent’s cost and expense, to separate counsel of its own choosing. Upon and after notice from the Members’ Representative to the Purchaser and Parent of its election to assume the defense of such Third-Party Action, the Members’ Representative shall not be liable to the Purchaser and Parent under this ARTICLE IX for any legal or other expenses subsequently incurred by the Purchaser and Parent in connection with the defense thereof; provided, however, that, as set forth immediately above, the Purchaser and Parent shall be entitled at any time, at their own cost and expense, to participate in the Members’ Representative conduct of such defense and to be represented by attorneys of its own choosing. The Purchaser and Parent shall cooperate with the Members’ Representative conduct of such defense to the extent reasonably requested by the Members’ Representative in the contest and defense of such Third–Party Action, including but not limited to providing reasonable access (upon reasonable notice) to the books, records and employees of the Purchaser and Parent if relevant to the defense of such Third–Party Action; provided, that such cooperation shall not unduly disrupt the operations of the business of the Purchaser or Parent or cause the Purchaser or Parent to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any confidential information of the Purchaser and Parent to become public. Notwithstanding anything else in this Section 9.4(c), the Members’ Representative shall have no right to assume the defense of or control any such Third–Party Action relating to Taxes; provided, however, that this sentence shall be disregarded in the case of any such Third–Party Action instituted by a Tax Authority relating to U.S. federal or, in the case of a state that treats the Company as having been completely terminated as of the Closing Date for income tax purposes, state income taxes of the Company for periods ending on or before the Closing Date.

(iii) If the Members’ Representative does not contest and defend a Third–Party Action, the Purchaser and Parent shall be entitled to conduct its own defense and to be represented by attorneys of its own choosing all at Members’ cost and expense.

(iv) None of the Purchaser, Parent or the Members’ Representative may concede, settle or compromise any Third–Party Action without the consent of the other, which consents shall not be unreasonably withheld or delayed.

(d) Final Determination and Payment of Claims. After the giving of any Certificate pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this ARTICLE IX shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnifying Party, including, but not limited to, a memorandum of agreement of the nature described in Section 9.4(b); (ii) by a decision of the Arbitration in accordance with Section 11.7, or if such decision is appealed, by a decision of the Appellate Arbitrators in accordance with Section 11.7, or by a final judgment or decree of any court of competent jurisdiction (with the judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined); or (iii) by any other means to which the Indemnified Party and the Indemnifying Party shall agree. Claims for which the amount of indemnification has been so determined are hereinafter collectively referred to as “Agreed Claims”. Within 10 Business Days of the determination of the amount of any Agreed Claims for which the Purchaser or Parent are entitled to indemnification hereunder, to the extent any Indemnity Escrow Amounts then remain on deposit in the Indemnity Escrow Account, the Purchaser and Parent shall prepare, and the Purchaser, Parent and the Members shall each execute and deliver, a joint written instruction to the Escrow Agent directing the Escrow Agent to pay the Purchaser or Parent the amount of such Agreed Claim from the available funds (as determined pursuant to the Escrow Agreement) in the Indemnity Escrow Account, up to the balance of the then-available funds in the Indemnity Escrow Account, with each Member paying an amount equal to his or her pro rata share (determined in accordance with his or her Percentage Ownership) of the excess of the Agreed Claim over such balance by wire transfer of immediately available funds to the bank account or accounts designated in writing by the Purchaser and Parent not less than two Business Days prior to such payment. Within 10 Business Days of the determination of the amount of any Agreed Claims for which one or more Members are entitled to indemnification hereunder, the Purchaser and Parent shall pay each such Member his or her pro rata portion of such Agreed Claim (based on Percentage Ownership) by wire transfer of immediately available funds to the bank accounts designated in writing by such Member not less than two Business Days prior to such payment.

(e) Subrogation of Indemnifying Party. If an Indemnified Party receives payment or other indemnification from an Indemnifying Party hereunder, the Indemnifying Party shall be subrogated to the extent of such payment or indemnification to all rights in respect of the subject matter of such claim to which the Indemnified Party may be entitled, to institute appropriate action for the recovery thereof, and the Indemnified Party agrees reasonably to assist and cooperate with the Indemnifying Party at no expense to the Indemnified Party in enforcing such rights.

(f) Mitigation. Each of the parties agrees to take commercially reasonable steps to mitigate their respective Damages upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Damages that are indemnifiable hereunder.

(g) Refund of Indemnity Escrow Account. All interest and other income earned from the investment of the Indemnity Escrow Amount shall be the property of the Members and taxable to the Members; provided, that the Purchaser and Parent hereby acknowledge and agree that on a quarterly basis an amount equal to all such interest and other income earned in such quarter shall be released from the Indemnity Escrow Account to the Members on a pro rata basis in proportion to their Percentage Ownership in order to timely satisfy Tax liabilities of the Members in respect of such income, regardless of whether any Certificates for indemnification of Damages have been filed against any one or more Members. The Purchaser’s and Parent’s right to file a Certificate for indemnification of Damages by the Members and to be indemnified, defended and held harmless pursuant to Section 9.2(a) shall expire at the end of the applicable Survival Period set forth in Section 9.1. Upon the end of the Survival Period, if there are no outstanding claims for indemnification from the Members, the Escrow Agent shall distribute the entire balance of the Indemnity Escrow Account to the Members in accordance with their Percentage Ownership in accordance with wire transfer instructions presented by the Members’ Representative. If outstanding claims against the Members remain in existence upon the end of the applicable Survival Period, the Escrow Agent shall distribute the remaining balance of the Indemnity Escrow Account, if any, to the Members upon the final determination of all such claims in accordance with Section 9.4(d).

(h) Treatment of Indemnity Payments for Tax Purposes. Any indemnity payment hereunder shall be treated for Tax purposes as an adjustment of the Purchase Price to the extent such characterization is proper or permissible under Applicable Laws in respect of Taxes, including court decisions, statutes, regulations and administrative promulgations and shall be treated as such by the parties on their Tax Returns.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of the Purchaser, Parent, the Company and the Members’ Representative;

(b) by either the Members’ Representative or the Company, acting alone, if:

(i) the Purchaser or Parent has or shall have breached any representation, warranty, covenant or agreement contained in this Agreement in any material respect such that such breach, individually or in the aggregate with all other material breaches, would be reasonably likely to have a material adverse effect on the ability of the Purchaser and Parent to consummate the transactions contemplated hereby, and fails to cure such breach or commence diligent efforts to cure (and not cease such efforts until such breach is cured) within 15 days after receipt of written notice from the Company or the Members’ Representative requesting such breach to be cured;

(ii) the transactions contemplated by this Agreement shall not have been consummated on or before January 18, 2008; provided, that the Members and the Company shall not be entitled to terminate this Agreement pursuant to this Section 10.1(b)(ii) if the failure of any Member or the Company to comply fully with their respective obligations under this Agreement, has prevented the consummation of the transactions contemplated by this Agreement; or

(iii) an Applicable Law or Order that prohibits the Closing shall have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any governmental entity.

(c) by the Purchaser and Parent, if:

(i) the Company or any Member has or shall have breached any representation, warranty, covenant or agreement contained in this Agreement in any material respect such that such breach, individually or in the aggregate with all other material breaches, would be reasonably likely to have a Company Material Adverse Effect, and fails to cure such breach or commence diligent efforts to cure (and not cease such efforts until such breach is cured) within 15 days after receipt of written notice from the Purchaser or Parent requesting such breach to be cured;

(ii) the transactions contemplated by this Agreement shall not have been consummated on or before January 18, 2008; provided, that the Purchaser and Parent shall not be entitled to terminate this Agreement pursuant to this Section 10.1(c)(ii) if the Purchaser’s or Parent’s failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement; or

(iii) an Applicable Law or Order that prohibits the Closing shall have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any governmental entity.

10.2 Effect of Termination. In the event of termination of this Agreement by any of the Purchaser, Parent, the Members or the Company, as the case may be, as provided above, all rights and obligations of the parties under this Agreement shall terminate without any liability of any party to any other party (provided that each party shall remain liable for any breaches of the covenants or agreements that survive termination of this Agreement), and no party shall be entitled to any monetary damages or injunctive relief (including specific performance) as a result of such termination, or any indemnification under ARTICLE IX, except that ARTICLE XI and the Confidentiality Agreement shall survive indefinitely unless sooner terminated or modified by the parties in writing, and provided that nothing in Section 10.1 or this Section 10.2 shall limit or restrict the rights and remedies of any party against any other party which has breached any of the agreements or other provisions of this Agreement prior to the termination hereof.

ARTICLE XI

MISCELLANEOUS

11.1 Confidentiality. The Confidentiality Agreement executed by the Company and Parent shall remain in full force and effect, and to the extent the following does not contradict the Confidentiality Agreement, between the date of this Agreement and the Closing Date, Parent, the Purchaser, the Company and the Members will maintain in confidence, and will cause their respective directors, officers, employees, agents, and advisors to maintain in confidence, any written oral, or other information obtained in confidence from the other party in connection with this Agreement or transactions contemplated hereunder, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. If the purchase and sale transaction contemplated by this Agreement is not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

11.2 Public Announcement. Prior to the date of this Agreement no party has, and from and after the date of this Agreement, no party shall without the written approval of the other parties, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by Applicable Law (which shall include for purposes of this Section 11.2 applicable rules and regulations of applicable securities exchanges), in which case such party shall allow the other parties reasonable time to review and comment on such release or announcement in advance of issuance and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement.

11.3 Notices. All notices, requests and other communications hereunder shall be in writing and shall be delivered by courier or other means of personal service (including by means of a nationally recognized courier service or professional messenger service), or sent by facsimile or mailed first class, postage prepaid, by certified mail, return receipt requested, in all cases, addressed to:

The Purchaser:	Skelly Acquisition Corp.
c/o Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa, California 92627
Attention: S. Hoby Darling
Facsimile: (949) 999-1291

Parent:	Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa, California 92627
Attention: S. Hoby Darling
Facsimile: (949) 999-1291

with a copy to:	Latham & Watkins LLP
650 Town Center Drive, 20 th Floor
Costa Mesa, California 92626
Attention: Cary K. Hyden
Facsimile: (714) 755-8290

The Company:	Electric Visual Evolution LLC
1062 Calle Negocio, Suite H
San Clemente, California 92673
Attention: Bruce Beach, President
Facsimile: (949) 940-9131

with a copy to:	Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, 16 th Floor
Los Angeles, California 90067
Attention: Jon W. Newby
Facsimile: (310) 228-3701

The Members’ Representative:	Bruce Beach
c/o Electric Visual Evolution LLC
1062 Calle Negocio, Suite H
San Clemente, California 92673
Facsimile: (949) 940-9131

with a copy to:	Good, Wildman, Hegness & Wallery
5000 Campus Drive
Newport Beach, CA 92660
Attention: Gary A. Dapelo
Facsimile: (949) 833-0633

All notices, requests and other communications shall be deemed given on the date of actual receipt or delivery as evidenced by written receipt, acknowledgement or other evidence of actual receipt or delivery to the address. In case of service by facsimile, a copy of such notice shall be personally delivered or sent by overnight courier or registered or certified mail, in the manner set forth above, within three Business Days thereafter. Either party hereto may from time to time by notice in writing served as set forth above designate a different address or a different or additional Person to which all such notices or communications thereafter are to be given.

11.4 Modifications, Amendments and Waivers. At any time prior to the Closing Date or termination of this Agreement, the Purchaser and Parent, on the one hand, and the Company and the Member’s Agent, on the other hand, may, by written agreement: (a) modify or amend the provisions of this Agreement; (b) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (c) waive any inaccuracies in the representations and warranties made by the other parties contained in this Agreement or any other agreement or document delivered pursuant to this Agreement; and (d) waive compliance with any of the covenants or agreements of the other parties contained in this Agreement. However, no such waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits a waiver or consent by or on behalf of any party hereto, such waiver or consent shall be given in writing.

11.5 Entire Agreement. Except for the Confidentiality Agreement, this Agreement (including the exhibits, schedules and the Company Disclosure Schedules) and the agreements, documents and instruments to be executed and delivered pursuant hereto or referred to herein are intended to embody the final, complete and exclusive agreement among the parties with respect to the purchase of the Membership Interests and related transactions; are intended to supersede all prior agreements, understandings and representations written or oral, with respect thereto; and may not be contradicted by evidence of any such prior or contemporaneous agreement, understanding or representation, whether written or oral.

11.6 Governing Law and Venue. This Agreement is to be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed wholly within such State, and without regard to the conflicts of laws principles thereof. Subject to Section 11.7, any suit brought hereon, whether in contract, tort, equity or otherwise, shall be brought in the state or federal courts sitting in Orange County, California, the parties hereto hereby waiving any claim or defense that such forum is not convenient or proper. Each party hereby agrees that any such court shall have in personam jurisdiction over it, consents to service of process in any manner authorized by California law, and agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by Applicable Law.

11.7 Arbitration. All claims, controversies or disputes arising under or in connection with this Agreement, whether sounding in contract or tort, including any claim that this Agreement was induced by fraud (“Covered Claims”), shall be resolved by binding arbitration in Orange County, California in accordance with the following terms and conditions:

(a) Administrator. The arbitration of all Covered Claims will be administered by the American Arbitration Association (the “Arbitration Administrator”).

(b) Procedural Law. Except as otherwise provided herein, the arbitration of all Covered Claims will be governed by California procedural law (including the Code of Civil Procedure, Civil Code, Evidence Code and Rules of court (excluding local rules)) as if the Covered Claims had been brought in a Superior Court of the State of California; provided however, that (i) the parties waive any right to jury; (ii) there shall be no interlocutory appellate (i.e. writ) relief available; and (iii) discovery will be limited to matters which are directly relevant to the issues in the arbitration.

(c) Arbitrator. The arbitration shall be conducted by a single, neutral arbitrator (“Arbitrator”) to be selected as follows. Within seven Business Days from service of an arbitration complaint, the parties will either agree upon an Arbitrator or, failing such agreement, shall exchange lists containing the names of five candidates proposed by each party to serve in such capacity. No later than the third Business Day thereafter, the parties will serve each other with a combined list (i.e. the parties’ ten proposed candidates) ranking each candidate in order of preference (one being the most preferred and ten being the least preferred). If any proposed candidate shall be common to both lists, that person shall serve as the Arbitrator (with the person whose last name comes first alphabetically being chosen in case more than one person is common to both lists). Otherwise the candidate with the lowest aggregate ranking shall serve as the Arbitrator (with the person whose last name comes first alphabetically being chosen in case of a tie). If any person selected in accordance with the procedures provided in this paragraph is unable or unwilling to act as the Arbitrator, the person whose ranking is next lowest shall be approached until an Arbitrator is selected. If none of the candidates on the combined list is capable or willing to serve as the Arbitrator, the parties may either agree to repeat the process until an Arbitrator is selected or, at the election of either party, proceed in accordance with the then prevailing rules of the American Arbitration Association regarding arbitrator selection. If, at any time following the selection of an Arbitrator, the Arbitrator is unable or unwilling to continue serving, the candidate on the Combined List with the next lowest ranking shall be approached until a replacement Arbitrator is selected in accordance with the procedure set forth in this paragraph.

(d) Emergency Relief. Applications for emergency relief made prior to the appointment of the Arbitrator shall be made in accordance with the AAA Optional Rules for Emergency Measures of Protection.

(e) Excluded Claims. Covered Claim(s) as used in this Agreement does not include compulsory or permissive cross–claims between or among the Parties that arise in a legal action brought by or against a non-signatory hereto (“Non–Signatory Action”). However, a party hereto that has the right to assert a permissive cross–claim against another party hereto in a Non–Signatory Action may choose to treat that claim as a Covered Claim and assert it in accordance with the terms of this Agreement.

(f) No Class Action. Neither party shall pursue any claims arising under this Agreement on a class or other representative basis and will not seek to coordinate or consolidate any arbitration hereunder with any other proceeding.

(g) Record and Proceedings. A full stenographic record of all proceedings in the arbitration shall be maintained, and the Arbitrator shall issue rulings, a statement of decisions and a judgment as if the Arbitrator were a sitting Judge of the Superior Court of the State of California, with all of the powers (including with respect to remedies) vested in such a judge.

(h) Appeal. To appeal the judgment of an Arbitrator, a party must follow all of the prerequisites for appealing a judgment of the Superior Court, directing all such prerequisites to the Arbitration Administrator in lieu of the clerk. All appeals will be made to three neutral arbitrators (“Appellate Arbitrators”) selected in accordance with the procedures set forth in Section 11.7(c); provided, however, that within seven days of service of the Arbitrator’s judgment, the parties shall seek to agree upon the Appellate Arbitrators and, failing such agreement, shall exchange new lists of proposed arbitrators (which may but need not contain any of the names on the combined list). The Appellate Arbitrators will conduct a hearing, review the judgment of the Arbitrator, and issue an appellate decision applying the same standards of review (and all of the same presumptions) as if the Appellate Arbitrators were judges of the California Court of Appeal reviewing a judgment of the Superior Court. The Appellate Arbitrators will be vested with the same powers as a California Court of Appeal (including the power to remand a matter to an Arbitrator). The Appellate Arbitrators’ decision will be final and binding (unless remanded to the Arbitrator) as to all matters of substance and procedure.

(i) Res Judicata, Collateral Estoppel and Law of the Case. A decision of the Arbitrator and Appellate Arbitrators shall have the same force and effect with respect to collateral estoppel, res judicata and law of the case that such decision would have been entitled to if decided in a court of law, but in no event shall such a decision be used by or against a party to this Agreement in a Non-Signatory Action.

(j) Jurisdiction / Venue / Enforcement of Award. The parties consent and submit to the exclusive personal jurisdiction and venue of the Superior Court and the Federal District Court, located in the County of Orange, State of California, to compel arbitration of Covered Claims in accordance with this Agreement, to enforce any arbitration award granted pursuant to this Agreement, including, but not limited to, any award granting equitable relief, and to otherwise enforce this Agreement and carry out the intentions of the Parties to resolve all Covered Claims through arbitration.

(k) Confidentiality. All arbitration proceedings, including, but not limited to any appellate proceedings, will be closed to the public and confidential, and all records relating thereto will be permanently sealed, except as necessary to obtain court confirmation of the judgment of the Arbitrator or the decision of the Appellate Arbitrators, as applicable, and except as necessary to give effect to res judicata and collateral estoppel (e.g., in a dispute between parties hereto that is not a Covered Claim), in which case all filings with any court shall be sealed to the extent permissible by the court. A party hereto (including such party’s counsel or other representatives) may disclose to the media only the fact and generic nature of a Covered Claim that is being, or has been, arbitrated pursuant to this Agreement. Nothing in this Section 11.7 is intended to, or shall, preclude a Party from communicating with, or making disclosures to, its lawyers, tax advisors, auditors and insurers, as necessary and appropriate or from making such other disclosures as may be required by law.

(l) Fees and Costs. The parties shall share equally the fees of the Arbitrator and Appellate Arbitrators and the administrative costs of the arbitration; provided, however, that the prevailing party in the arbitration, in addition to any other relief to which such party is awarded, shall be awarded such fees and costs as costs in the arbitration, as well as such party’s reasonable attorneys’ fees, costs and necessary disbursements.

11.8 Expenses. Except as otherwise provided herein, each party will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel, accountants, advisors and consultants; provided, that in the event of a Closing, all accrued and unpaid as of the Closing costs and expenses of any nature whatsoever incurred by the Company and the Members (including the Members’ Representative in his capacity as such) relating to the transactions contemplated by this Agreement through the Closing shall either be paid by Members directly or reimbursed by the Members to the Company.

11.9 Binding Effect. This Agreement and the rights, covenants, conditions and obligations of the respective parties hereto and any instrument or agreement executed pursuant hereto shall be binding upon the parties and their respective successors, assigns and legal representatives. Neither this Agreement, nor any rights or obligations of any party hereunder, may be assigned by the Company, any Member or the Purchaser or Parent without the prior written consent of the Purchaser and Parent and the Members’ Representative, respectively; provided, however, that following the Closing, this Agreement and any rights and obligations of the Purchaser and Parent hereunder and under any Purchaser Documents may also be assigned and delegated by the Purchaser and Parent, without the prior written consent of the Members’ Representative, to any successor–in–interest of the Purchaser to the Membership Interests or the assets and business of the Company and the Company Subsidiaries or to a substantial portion thereof; provided, however, that no delegation by the Purchaser of any such obligation shall relieve the Purchaser of liability therefor.

11.10 Counterparts. This Agreement may be executed simultaneously in any number of counterparts and by facsimile or electronic transmission, each of which shall be deemed an original of the party or parties who executed such counterpart but all of which together shall constitute one and the same instrument. In making proof of this Agreement it shall not be necessary to produce or account for more than one counterpart evidencing execution by each party hereto.

11.11 Section Headings. The section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

11.12 Severability. In the event that any provision or any part of any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. However, unless such stricken provision goes to the essence of the consideration bargained for by a party, the remaining provisions of this Agreement shall continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

11.13 No Third–Party Rights. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party to this Agreement, nor shall any provision give any third Persons any right of subrogation or action over against any party to this Agreement.

11.14 Interpretive Matters. Unless the context otherwise requires, (a) all references to Articles, Exhibits, Sections or Schedules are to Articles, Exhibits, Sections or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (d) the use of the word “including” in this Agreement shall be by way of example rather than limitation and (e) all references in this Agreement to amounts of money expressed in dollars are references to United States dollars. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

11.15 Company Disclosure Schedule. The Company Disclosure Schedule and the other schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Disclosure of any fact or item in any schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement where the relevance of such disclosure to such other part is reasonably apparent; provided, however, that the mere listing (or inclusion of a copy) of a document or other item shall not by itself be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the mere listing or existence of the document or item itself). Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to vary the definition of “Company Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement.

11.16 Purchaser Performance. Parent shall cause the Purchaser to meet and perform all of its obligations under this Agreement and the Purchaser Documents.

11.17 No Rescission. Following the Closing, neither the Purchaser nor the Members shall be entitled to rescind the purchase of the Membership Interest by the Purchaser by virtue of any failure of any party’s representations and warranties herein to have been true or any failure by any party to perform its obligations hereunder.

11.18 Time of Essence. Time is of the essence for each and every provision of this Agreement.

11.19 Defined Terms. Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to them in Annex A.

[ SIGNATURE PAGES FOLLOW ]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement of Purchase and Sale as of the day and year first above written.

PURCHASER:

SKELLY ACQUISITION CORP., a Delaware corporation

By:	/s/ Authorized Signatory

PARENT:

VOLCOM, INC., a Delaware corporation

By:	/s/ Authorized Signatory

COMPANY:

ELECTRIC VISUAL EVOLUTION LLC, a California limited liability company

By:	/s/ Kip Arnette
Kip Arnette, its Co–President

By:	/s/ Bruce Beach
Bruce Beach, its Co–President

MEMBERS’ REPRESENTATIVE:

/s/ Bruce Beach
BRUCE BEACH, in his capacity as Members’ Representative

[Signature Page to Agreement of Purchase and Sale]

S-1

MEMBERS:

/s/ Kip A. Arnette
KIP A. ARNETTE, an individual resident of California

/s/ Bruce Beach
BRUCE BEACH, an individual resident of California

/s/ Mike Carter
MIKE CARTER, an individual resident of California

/s/ Eric Crane
ERIC CRANE, an individual resident of California

/s/ Luke Egan
LUKE EGAN, an individual resident of Australia

/s/ Eric John
ERIC JOHN, an individual resident of California

/s/ Peter Line
PETER LINE, an individual resident of Washington

/s/ Don Dyer
DON DYER, an individual resident of California

[Signature Page to Agreement of Purchase and Sale]

S-2

ANNEX A

DEFINITIONS

When used in this Agreement, the following terms shall have the following meanings:

“Accounts Receivable” of a Person shall mean all accounts, notes, accounts receivable, contract rights, drafts and other forms of claims, demands, instruments, receivables and rights to the payment of money or other forms of consideration, whether for goods sold or leased, services performed or to be performed, or otherwise, owned by that Person or in which that Person has any interest, together with all guarantees, security agreements, mortgages and rights and interests securing the same.

“Affiliate” shall have the meaning set forth in rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

“Agreement” shall mean this Agreement of Purchase and Sale, including all exhibits and schedules thereto, as the same may hereafter be amended, modified or supplemented from time to time in accordance with the provisions of this Agreement.

“Applicable Law” shall mean, with respect to any Person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Authority applicable to such Person or any of its Affiliates.

“Auditor” shall mean an independent accounting firm mutually acceptable to the Purchaser and the Members’ Representative (which accounting firm has not, within the prior 24 months, provided services to the Purchaser, Parent, the Members, or any Affiliate of any of them). If the Purchaser and the Members’ Representative are unable to agree upon an independent accounting firm within 10 days, an independent accounting firm selected by the Purchaser (which accounting firm has not, within the prior 24 months, provided services to the Purchaser, Parent, the Members, or any Affiliate of any of them) and an independent accounting firm selected by the Members’ Representative (which accounting firm has not, within the prior 24 months, provided services to any of the Purchaser, Parent, the Members or any Affiliate of any of them) shall select an independent accounting firm (which accounting firm has not, within the prior 24 months, provided services to the Purchaser, Parent, the Members, or any Affiliate of any of them) and such independent accounting firm shall be the Auditor.

“Authority” shall mean any domestic or foreign, federal, state or local governmental, regulatory or administrative body, agency or authority, any court or tribunal of judicial authority, any arbitrator or any public regulatory authority.

“Books and Records” of a Person shall mean all books and records, stock transfer books, minute books, copies of outstanding stock certificates, ledgers, employee records, customer lists, files, correspondence and other written records of every kind owned by that Person.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in Los Angeles, California are authorized or required by Applicable Law to close.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq., as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning specified in the introductory paragraphs to this Agreement.

“Company Material Adverse Effect” shall mean any change, circumstance, event or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, assets, properties, prospects, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or would prevent the Company from performing its obligations under this Agreement; provided, however, that Company Material Adverse Effect shall exclude any adverse changes or conditions as and to the extent such changes or conditions directly relate to or result from (a) the public announcement of the transactions contemplated by this Agreement, or (b) general economic conditions (other than any change that had or has or with the passage of time, would be reasonably likely to have a significantly disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole).

“Confidential Information” shall mean, with respect to each Member, any information concerning the businesses and affairs of the Company and the Company Subsidiaries other than such information that (i) is generally available to the public prior to the time of disclosure; (ii) is or becomes available to such Member on a non–confidential basis from a source other than the Purchaser or any of its Affiliates or Representatives; provided, that such source was not known by such Member to be prohibited from disclosing such information to such Member by a legal, contractual or fiduciary obligation owed to the Purchaser or any of its Affiliates; or (iii) is subsequently and independently developed by such Member without use or benefit of the Confidential Information.

“Confidentiality Agreement” shall mean that certain letter agreement, dated June 6, 2007, between USBX on behalf of the Company and Parent.

“Contracts” of a Person shall mean all contracts, agreements, warranties, guaranties, indentures, bonds, options, leases, subleases, easements, mortgages, plans, collective bargaining agreements, licenses, sublicenses, covenants not to sue, commitments or binding arrangements of any nature whatsoever, written or unwritten, and all amendments thereto, entered into or binding upon that Person or to which any property of that Person may be subject.

“Environmental Laws and Orders” shall mean, collectively, all Applicable Laws and Orders relating to the protection of the environment or human health in effect prior to the Closing, including, without limitation, (i) all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of Hazardous Substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land; (ii) all requirements relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature; (iii) RCRA, CERCLA, the Clean Air Act, the Water Pollution Control Act, the Safe Drinking Water Act, the Toxic Substances Control Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act and the Occupational Safety and Health Act of 1970; and (iv) all regulations promulgated pursuant to any of these or analogous federal, state or local statutes.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” shall mean U.S. Bank, National Association, a national banking association, or any successor escrow agent appointed pursuant to the provisions of the Escrow Agreement.

“Escrow Agreement” shall mean the Escrow Agreement among the Purchaser, Parent, the Members and the Escrow Agent, in the form of Exhibit H attached hereto.

“Estimated Working Capital Adjustment” shall mean the adjustment to the Closing Cash Amount pursuant to Section 2.4, calculated as follows: (a) if the Estimated Working Capital is greater than the Working Capital Target, then the Closing Cash Amount shall be increased by an amount equal to the Estimated Working Capital minus the Working Capital Target, or (b) if the Working Capital Target is greater than the Estimated Working Capital, then the Closing Cash Amount shall be decreased by an amount equal to the Working Capital Target minus the Estimated Working Capital.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board.

“Hazardous Activity” shall mean the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Substances in, on, under, about, or from the Real Property or any part thereof into the environment and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to persons or property on or off the Real Property, or that may affect the value of the Real Property, the Company or the Company Subsidiaries.

“Hazardous Substance” shall mean any substance, waste or material: (i) the presence of which requires investigation or remediation under any Environmental Law or Order; or (ii) the generation, storage, treatment, transportation, disposal, remediation, removal, handling or management of which is regulated by any Environmental Law or Order; or (iii) that is defined as a “hazardous waste” or “hazardous substance” under any Environmental Law or Order; or (iv) that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic or mutagenic or otherwise hazardous and is regulated as a result of such characteristic by any Authority; or (v) without limitation, that contains gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenols (PCBs) or asbestos.

“Indemnified Party” shall mean a party seeking indemnification under ARTICLE IX.

“Indemnity Escrow Amount” shall mean $2,500,000 to be deposited with the Escrow Agent pursuant to the Escrow Agreement and Section 3.2(a)(ii) of this Agreement.

“Intellectual Property Rights” shall mean all (i) patents and patent applications, (ii) Internet domain names, trademarks, service marks, and trade dress, and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works of authorship, and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) Software, databases and all documentation related to any of the foregoing, (vi) trade secrets as defined by California Civil Code § 3426.1(d); and (vii) other proprietary ideas, formulas, recipes, compositions, inventions (whether patentable or unpatentable), know-how, processes and techniques.

“Knowledge” shall mean, with respect to the Company, the actual or constructive knowledge after reasonable inquiry of Kip Arnette, Bruce Beach and each of the other officers of the Company who may possess knowledge regarding the accuracy of the representations and warranties contained in ARTICLE IV of this Agreement.

“Labor Agreements” of a Person shall mean, collectively, (i) all employment agreements, collective bargaining agreements or other agreements concerning terms and conditions of employment to which that Person is a party; (ii) all pension, profit sharing, deferred compensation, bonus, stock option, stock purchase, savings, retainer, consulting, retirement, welfare, severance, change in control or incentive plans or contracts (including, in the case of the Company, Company Benefit Plans) to which that Person is a party; and (iii) all plans or agreements under which “fringe benefits” (including, but not limited to, hospitalization plans or programs, medical insurance, vacation plans or programs, sick plans or programs and related benefits) are afforded to any employees of that Person.

“Liability” shall mean, with respect to any Person, any liability or obligation of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Licenses and Permits” of a Person shall mean all licenses and permits issued to that Person or in which that Person has any interest (including the right to use).

“Lien” shall mean any lien, encumbrance, pledge, mortgage, security interest, lease, charge, conditional sales contract, option, restriction, reversionary interest, right of first refusal, right of first negotiation, voting trust arrangement, preemptive right, claim under bailment or storage contract, easement or any other adverse claim or right whatsoever.

“Member Documents” shall mean this Agreement and all other agreements, instruments and certificates to be executed and delivered by the Members, or any of them, in connection with this Agreement.

“Members’ Representative” shall mean initially Bruce Beach, until his death, disability or written resignation delivered to each other Member, and thereafter upon written notice to all Members, the Purchaser, Parent and the Escrow Agent shall mean Kip Arnette, until his death, disability or written resignation delivered to each other Member, at which time a successor Members’ Representative shall be selected by the Members representing a majority of the total Percentage Ownership of the Members and written notice of such successor shall be sent to all Members, the Purchaser, Parent and the Escrow Agent.

“Order” shall mean any decree, decision, order, judgment, writ, award, injunction, ruling or consent of or by an Authority.

“Permitted Liens” shall mean (i) Liens for Taxes the payment of which is not yet due and payable or which are being contested in good faith; (ii) statutory Liens of landlords and Liens of laboratories, carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent; (iii) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements which are not in excess of $10,000 in the case of a single property or $20,000 in the aggregate; (iv) Liens arising from zoning ordinances, building codes, and other land use laws regulating the use or occupancy of Real Property or the activities conducted thereon that are imposed by any governmental authority having jurisdiction over Real Property; (v) easements, covenants, conditions, restrictions, and other similar matters of record affecting title to Real Property which are not reasonably expected to materially impair the use or occupancy of Real Property in the operation of the business of Company and the Company Subsidiaries as currently conducted thereon; (vi) purchase money liens on personal property acquired in the ordinary course of business; and (vii) Liens securing executory obligations under any lease that constitutes a “capital lease” under GAAP.

“Person” shall mean any entity, corporation, company, association, joint venture, joint stock company, partnership, trust, organization or individual (including personal representatives, executors and heirs of a deceased individual), including any Authority and the media.

“Pre-Closing Tax Period” shall mean, with respect to the Company or any Company Subsidiary, any taxable period (including the portion of any Straddle Period) ending on or prior to the Closing Date.

“Purchaser Documents” shall mean this Agreement, the Escrow Agreement and all other agreements, instruments and certificates to be executed and delivered by the Purchaser and Parent in connection with this Agreement.

“RCRA” shall mean the Resource Conservation and Recovery Act of 1976.

“Real Property” of a Person shall mean all real properties owned by that Person or in which that Person has any interest or estate (including the right to use), together with all buildings, fixtures, trade fixtures, plant and all other improvements located thereon or attached thereto, and all of that Person’s rights arising out of the ownership or use thereof and all subleases, easements and rights of way which are appurtenant thereto.

“Representatives” shall mean with respect to any Person, such Person’s partners, directors, managers, officers, employees, agents, attorneys, accountants, consultants and other representatives.

“Software” shall mean computer programs or data in computerized form, whether in object code, source code or other form.

“Straddle Period” shall mean any taxable period that begins before and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or otherwise having the power to direct the business and policies of that corporation or other Person or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership interests, membership interests or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof or otherwise having the power to direct the business and policies of that corporation or other Person.

“Tax” (and, with correlative meaning, “Taxes”) shall mean any United States or foreign, federal, provincial, state, local, territorial or other, income, gross income, capital or capital gains distributions, advance corporation, gross receipts, asset, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, property, value added, transfer, stamp, stamp duty reserve or environmental tax, or any other tax, national insurance or social security contributions, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, charge, penalty, addition to tax or additional amount with respect thereto, imposed by any Tax Authority.

“Tax Authority” shall mean any Authority having jurisdiction over the payment or reporting of any Tax.

“Tax Return” shall mean all reports, claims, elections, disclaimers, declarations, claims for refund, estimates, information statements and returns (including any schedules and attachments thereto and amendments thereof) relating to, or required to be filed in connection with, any Taxes pursuant to the statutes, rules, regulations, and practice of any Tax Authority.

“Third–Party Awards” shall mean any actual recoveries from third parties by the Indemnified Party (including, without limitation, from insurance and third-party indemnification) in connection with the claim for which such party is also potentially liable, net of any costs or expenses incurred in obtaining such recoveries.

“Working Capital” shall mean the calculation, in accordance with GAAP, of the current assets of the Company and the Company Subsidiaries, on a consolidated basis, minus the current liabilities of the Company and the Company Subsidiaries, on a consolidated basis.

“Working Capital Target” shall mean $1,522,757.